EXHIBIT 13.3
MANAGEMENT’S DISCUSSION & ANALYSIS
FINANCIAL OVERVIEW—2010
          After posting record high OIBD excluding specific items of $465 million in 2009, the Company encountered in 2010 many challenges over which it did not have control. Indeed, the appreciation of the Canadian dollar against the U.S. dollar was 11% stronger on average in 2010 compared to 2009. This increase had a significant impact on the Company’s sales when converted into Canadian dollars as a significant portion of our selling prices are derived from U.S. dollar based price indexes. As well, raw material prices peaked in March and December 2010 and have been consistently higher than last year, as our benchmark index rose by 63%. Although selling price increases were announced and implemented during the year, the delay of implementation had a negative impact on the Company’s annual operating margin percentage. On the other hand, the Company benefited from higher volume as the economic environment continue to recover from the 2008 recession.
          Once again, the Company has managed to reduce its costs over which it has control. In 2010, lower labour and freight costs as well as other operating costs positively contributed to operating income.
          The Company will continue to focus and invest on initiatives over which it has an influence in order to increase its efficiency and minimize its costs. In 2011, the Company should benefit from selling price increases announced in 2010 that were not implemented at year-end, and should raw material prices remain high, additional selling price increases may be implemented.
          In 2010, the Company posted net earnings of $17 million, or $0.18 per share, compared to net earnings of $60 million, or $0.61 per share, in 2009. Excluding specific items, which are discussed in detail on pages 6 to 8, net earnings stood at $63 million or $0.65 per share, compared to $110 million or $1.13 per share in 2009. Sales in 2010 increased by $82 million, or 2.1%, to reach $3.959 billion, compared to $3.877 billion in 2009. Operating income reached $122 million compared to $214 million in 2009. Excluding specific items, operating income decreased by $61 million to $186 million, compared to $247 million in 2009. (see “Supplemental Information on Non-GAAP Measures” for reconciliation of these amounts).
          In 2009, the Company completed the refinancing of its senior notes maturing in 2013 with new unsecured senior notes of $200 million and US$750 million with maturities of 2016 through 2020. This refinancing was achieved at an average interest rate yield of 8%. In addition, on February 10, 2011, the Company entered into an agreement to amend and extend, until February 10, 2015, its existing $750 million revolving credit facility. Under the terms of the amendment, the existing financial covenants, namely the maximum funded debt to capitalization ratio of 65% and the minimum interest coverage of 2.25x, will remain unchanged. As a result of the amendment, the margin applicable to outstanding borrowings has been reduced from 2.750% to 2.125%.

Significant developments
          On February 18, 2011, the Company sold its only European containerboard mill located in Avot-Vallée, France. Total consideration was €11 million ($15 million), of which €5 million ($7 million) has been received at closing and the remaining balance will be received over a maximum of 3 years.
          On March 11, 2011, the Company announced that it has entered into an agreement for the sale of Dopaco Inc., its converting business for the quick-service restaurant industry for a cash consideration of US$400 million. The transaction is expected to close before the end of April 2011.
          In 2010, the Company invested $21 million in its containerboard manufacturing segment in relation to a project under development in the U.S. in partnership with third parties. Once completed as planned, it will increase the Company’s market share in the Containerboard industry and will confirm its position as one of the industry leaders.
          In 2007, the Company entered into a Combination Agreement with Reno de Medici S.p.A. (“RdM”), a publicly traded Italian company that is the second largest recycled boxboard producer in Europe. The Combination Agreement was amended in 2009 and provides, among other things, that RdM and Cascades are granted an irrevocable Call Option or Put Option, respectively, to purchase two European virgin boxboard mills of Cascades (the “Virgin Assets”). RdM may exercise its Call Option 120 days after delivery of Virgin Assets financials statements for the year ended December 31, 2011, by Cascades to RdM. Cascades may exercise its Put Option 120 days after delivery of Virgin Assets financials statements for the year ended December 31, 2012, by Cascades to RdM. The Company is also granted the right to require that all of the Call Option Price or Put Option Price, as the case may be, be paid in newly issued common shares of RdM.

CASCADES — ANNUAL REPORT 2010 — MANAGEMENT’S DISCUSSION & ANALYSIS	1

          In addition to this agreement, the Company entered, in 2010, into a put and call agreement with Industria E Innovazione (“Industria”) whereby Cascades has the option to buy 9.07% of the shares of RdM (100% of the shares held by Industria) for €0.43 per share between March 1, 2011 and December 31, 2012. Industria also has the option to require the Company to purchase its shares for €0.41 per share between January 1, 2013 and March 31, 2014. As at December 31, 2010, the Company held 39.66% of the shares of RdM. Once the Company owns more than 40.93% of the shares of RdM and the purchase option becomes enforceable, i.e. on March 1, 2011, Cascades will fully consolidate the results and financial position of RdM. As at March 14, 2011, the Company owned 40.83% of the shares of RdM.
          The Company also started the modernization of its financial information systems. In the context of the proposed implementation of an Enterprise Resource Planning (ERP) system, the Company dedicated a project team with the appropriate skills and knowledge and retained the services of consultants to provide expertise and training. Supported by senior management and key personnel, the Company undertook a detailed analysis of its requirements during 2010, and in November successfully launched a pilot project in one of its plants. Following these initiatives, management has decided to proceed with the project. The project team is now working on finalizing a detailed blueprint as well as the deployment strategy for the coming years, including the human and capital resources required for the project.

CASCADES — ANNUAL REPORT 2010 — MANAGEMENT’S DISCUSSION & ANALYSIS	2

Key performance indicators
          In order to achieve our long-term objectives while also monitoring our action plan, we use several key performance indicators, including the following:

	2008	2009					2010
	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
OPERATIONAL•[9]
Total shipments (in ‘000 of s.t.)•[10]
Packaging
Boxboard	1,093	250	255	251	268	1,024	281	290	276	278	1,125
Containerboard	1,374	261	288	300	292	1,141	308	298	314	299	1,219
Specialty products•[1]	458	110	113	119	116	458	122	122	119	112	475

	2,925	621	656	670	676	2,623	711	710	709	689	2,819
Tissue Papers•[2]	471	106	109	120	124	459	119	130	132	130	511

Total	3,396	727	765	790	800	3,082	830	840	841	819	3,330

Integration rate—•%
Packaging
Boxboard (North America)	31%	28%	31%	33%	28%	30%	28%	31%	29%	32%	30%
Containerboard (North America)	60%	65%	65%	66%	66%	66%	60%	69%	64%	61%	63%
Tissue Papers•[2]	54%	60%	60%	56%	54%	57%	56%	56%	55%	55%	56%

Total	45%	47%	47%	49%	47%	48%	45%	50%	47%	44%	47%

Capacity utilization rate•[3]•—•%
Packaging
Boxboard	83%	86%	89%	86%	92%	88%	98%	102%	95%	95%	98%
Containerboard	92%	73%	82%	91%	89%	84%	94%	95%	95%	90%	93%
Specialty products (paper only)	83%	79%	82%	86%	81%	82%	85%	85%	81%	76%	82%
Tissue Papers•[4]	94%	92%	89%	92%	89%	91%	93%	95%	93%	93%	93%

Total	88%	81%	85%	89%	89%	86%	94%	96%	93%	90%	93%

Energy cons.•[5]—•GJ/ton	10.48	10.75	10.23	10.30	10.41	10.36	10.46	9.47	9.60	10.27	9.95
Work accidents— OSHA frequency rate	6.48	6.25	5.10	5.30	5.00	5.41	4.90	5.26	4.54	4.50	4.80

FINANCIAL•[9]
Return on assets (%)•[6]
Packaging
Boxboard	3%	5%	7%	9%	11%	11%	12%	12%	12%	11%	11%
Containerboard	9%	9%	10%	10%	10%	10%	10%	10%	11%	12%	12%
Specialty products	11%	12%	13%	13%	13%	13%	14%	14%	13%	13%	13%
Tissue papers	18%	22%	26%	28%	27%	27%	23%	19%	16%	15%	15%

Consolidated return on assets (%)	7.8%	8.9%	10.4%	11.4%	11.9%	11.9%	11.4%	11.1%	10.8%	10.5%	10.5%

Working capital•[7]
In millions of $, at end of period	664	662	645	593	552	552	546	599	601	540	540
% of sales•[8]	16.5%	16.4%	16.1%	15.0%	14.2%	14.2%	14.2%	15.5%	15.3%	13.6%	13.6%

1	Industrial packaging and specialty papers shipments.

2	Starting in Q3 2009, shipments take into account the acquisition of Atlantic Packaging Products Ltd.

3	Defined as: Shipments/Practical capacity. Paper manufacturing only.

4	Defined as: Manufacturing internal and external shipments/Practical capacity. Tissue practical capacity represents 85% of its theoretical capacity. During the second quarter of 2009, the theoretical capacity had been reviewed and revised upward. Prior to the review, the practical capacity was 80% of the theoretical capacity. Since August 31, 2009, it includes the new capacity resulting from the acquisition of Atlantic Packaging tissue assets.

5	Average energy consumption for manufacturing mills only.

6	Return on assets is a non-GAAP measure and is defined as the last twelve months (“LTM”) OIBD excluding specific items/LTM Average of total assets.

7	Working capital includes accounts receivable plus inventories less accounts payable. It excludes the unpaid provision for closure and restructuring costs in the amount of $11 million as at December 31, 2010 ($13 million in 2009). It also excludes the current portion of net derivative financial instrument in the amount of $— million as at December 31, 2010 (net assets of $9 million in 2009), $3 million of other liabilities in 2010 ($2 million in 2009), the net income taxes receivable in the amount of $17 million ($12 million in 2009) and the current portion of net future tax asset in the amount of $2 million as at December 31, 2010 (nil in 2009).

8	% of sales = Working capital end of period/LTM sales.

9	Certain comparative figures have been adjusted to conform to the new basis of calculation adopted in 2010.

10	Shipments do not take into account the elimination of business sector intercompany shipments.

CASCADES — ANNUAL REPORT 2010 — MANAGEMENT’S DISCUSSION & ANALYSIS	3

Historical financial information

	2008	2009					2010
	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
		(In millions of Canadian dollars, unless otherwise noted)
Sales
Packaging
Boxboard	1,323	336	336	321	320	1,313	310	319	319	327	1,275
Containerboard	1,203	263	275	272	252	1,062	255	271	292	268	1,086
Specialty products	860	186	188	195	200	769	215	220	220	225	880
Inter-segment sales	(100)	(13)	(15)	(17)	(22)	(67)	(29)	(28)	(28)	(30)	(115)

	3,286	772	784	771	750	3,077	751	782	803	790	3,126
Tissue Papers	787	211	207	210	212	840	198	220	227	213	858
Inter-segment sales and Corporate activities	(56)	(13)	(10)	(7)	(10)	(40)	(7)	(4)	(2)	(12)	(25)

	4,017	970	981	974	952	3,877	942	998	1,028	991	3,959

Operating income (loss)
Packaging
Boxboard	(75)	3	10	3	(24)	(8)	9	14	3	(8)	18
Containerboard	40	19	23	26	14	82	12	21	35	(5)	63
Specialty products	31	5	13	13	9	40	9	11	13	3	36

	(4)	27	46	42	(1)	114	30	46	51	(10)	117
Tissue Papers	54	30	33	29	24	116	8	14	14	7	43
Corporate activities	(34)	(8)	(4)	5	(9)	(16)	(11)	(10)	(7)	(10)	(38)

	16	49	75	76	14	214	27	50	58	(13)	122

OIBD excluding specific items[1]
Packaging
Boxboard	33	24	32	26	33	115	23	29	25	24	101
Containerboard	130	36	38	41	30	145	28	39	50	37	154
Specialty products	67	13	20	22	19	74	18	20	21	16	75

	230	73	90	89	82	334	69	88	96	77	330

Tissue Papers	90	39	42	38	35	154	19	24	24	23	90
Corporate activities	(14)	(5)	(11)	—	(7)	(23)	(10)	(5)	(5)	(2)	(22)

	306	107	121	127	110	465	78	107	115	98	398

Net earnings (loss)	(54)	37	30	34	(41)	60	—	21	30	(34)	17
Excluding specific items•[1]	4	21	28	35	26	110	—	21	28	14	63
Net earnings (loss) per share (in dollars)
Basic	$(0.55)	$0.38	$0.30	$0.35	$(0.42)	$0.61	$—	$0.22	$0.31	$(0.35)	$0.18
Basic, excluding specific items[1]	$0.04	$0.22	$0.28	$0.36	$0.27	$1.13	$—	$0.22	$0.29	$0.14	$0.65
Cash flow from operations (adjusted)[1]	155	68	81	94	62	305	38	71	82	58	249
Excluding specific items	183	70	85	95	77	327	41	71	83	65	260
Net debt	1,800	1,805	1,658	1,569	1,533	1,533	1,508	1,554	1,516	1,449	1,449

Cascades North American US$ selling price index (2005 index = 1,000)[2]	1,198	1,166	1,121	1,080	1,070	1,109	1,126	1,180	1,223	1,234	1,186
Cascades North American US$ raw materials index (2005 index = 300)[3]	379	206	220	280	324	258	426	409	397	451	421
US$/CAN	$$0.94	$0.80	$0.86	$0.91	$0.95	$0.88	$0.96	$0.97	$0.96	$0.99	$0.97
Natural Gas Henry Hub — US$/mmBtu	$9.03	$4.89	$3.50	$3.39	$4.17	$3.99	$5.30	$4.09	$4.38	$3.80	$4.39
Return on assets (%)[4]	7.8%	8.9%	10.4%	11.4%	11.9%	11.9%	11.4%	11.1%	10.8%	10.5%	10.5%

Source: Bloomberg and Cascades

1	See “Supplemental Information on Non-GAAP Measures.”

2	The Cascades North American selling prices index represents an approximation of the Company’s manufacturing selling price in North America (excluding converting). It is weighted according to shipments and is based on publication prices. It includes some of Cascades’ main products for which prices are available in PPI Pulp & Paper magazine and the Cascades Tissue Index. This index should only be used as a trend indicator, as it may differ from our actual selling prices and our product mix. The only non-manufacturing prices reflected in the index are those for tissue. In fact, the tissue pricing indicator, which is blended into the Cascades North American selling prices index, is the Cascades tissue paper selling prices index, which represents a mix of primary and converted products.

CASCADES — ANNUAL REPORT 2010 — MANAGEMENT’S DISCUSSION & ANALYSIS	4

3	The Cascades North American raw materials index is based on publication prices and the average weighted cost paid for some of our manufacturing raw materials, namely recycled fibre, virgin pulp and woodchips, in North America. It is weighted according to purchase volume (in tons). This index should only be used as a trend indicator, and it may differ from our actual manufacturing purchasing costs and our purchase mix.

4	Return on assets is a non-GAAP measure, defined as LTM OIBD excluding specific items/LTM average of total assets.
Financial results for the year ended December 31, 2010,
compared to the year ended December 31, 2009
Sales
          Sales rose by $82 million to $3.959 billion versus $3.877 billion in 2009. Net average selling prices in U.S. dollars increased in all of our segments but were partly offset by the 11% appreciation of the Canadian dollar over the U.S. dollar. As the economy kept recovering, sales were also positively impacted by higher shipments in all our segments. Shipments in 2010 were 8% higher than 2009 as our manufacturing and converting units increased their volume by 10% and 5% respectively.
Operating income from continuing operations
          The Company generated $122 million in operating income in 2010 compared to $214 million in 2009, resulting mainly from higher raw material costs and the appreciation of the Canadian dollar. These negative impacts were partly offset by higher shipments as well as higher selling prices. The Company has also benefited from cost improvements, mainly in labour, freight and other variable costs. The operating income margin fell for the year to 3.1%, compared to 5.5% in 2009. Excluding specific items, the operating income stood at $186 million in 2010, compared to $247 million in 2009, a decrease of $61 million or 24.7%.
          The main variances in operating income in 2010 compared to 2009 are shown below:
1	The impacts of these estimated costs are based on production costs per unit, which are affected by yield, product mix changes and purchase and transfer prices. In addition to market pulp and recycled fibre, they include purchases of external boards and parent rolls for the converting sector, and other raw materials such as plastics and woodchips.

2	The estimated impact of the exchange rate is based only on the Company’s export sales less purchases that are impacted by the exchange rate fluctuations, mainly the CAN$/US$ variation. It also includes the impact of the exchange rate on the Company’s working capital items and cash position.

3	Cost improvements and other items include the impact of variable costs based on production costs per unit, which are affected by downtimes, efficiencies and product mix changes. It also includes all other costs, such as repair and maintenance, selling and administration, profit-sharing and change in operating income for operating units that are not in the manufacturing and converting sectors. Operating income of businesses acquired or disposed of are also included.

4	Excluding specific items.
          The operating income variance analysis by segment is shown in each business segment review (refer to pages 9 to 16).

CASCADES — ANNUAL REPORT 2010 — MANAGEMENT’S DISCUSSION & ANALYSIS	5

Specific items included in operating income
          The Company incurred some specific items in 2010 and 2009 that adversely or positively affected its operating results. We believe that it is useful for readers to be aware of these items, as they provide a measure of performance with which to compare the Company’s results between periods, notwithstanding these specific items.
          The reconciliation of the specific items by business group is as follows:

						2010
			Specialty	Tissue	Corporate
	Boxboard	Containerboard	Products	Papers	Activities	Consolidated
	(In millions of Canadian dollars)
Operating income (loss)	18	63	36	43	(38)	122
Depreciation and amortization	59	71	34	41	7	212

Operating income (loss) before depreciation and amortization	77	134	70	84	(31)	334
Specific items
Losses (gains) on disposal and others	7	(3)	—	—	4	8
Impairment loss	10	28	5	6	—	49
Closure and restructuring costs	1	—	—	—	—	1
Unrealized loss (gain) on financial instruments	6	(5)	—	—	5	6

	24	20	5	6	9	64

Operating income (loss) before depreciation and amortization — excluding specific items	101	154	75	90	(22)	398

Operating income (loss) — excluding specific items	42	83	41	49	(29)	186

						2009
			Specialty	Tissue	Corporate
	Boxboard	Containerboard	Products	Papers	Activities	Consolidated
	(In millions of Canadian dollars)
Operating income (loss)	(8)	82	40	116	(16)	214
Depreciation and amortization	75	63	34	37	9	218

Operating income (loss) before depreciation and amortization	67	145	74	153	(7)	432
Specific items
Losses (gains) on disposal and others	3	—	(2)	—	—	1
Impairment loss	39	4	2	1	—	46
Closure and restructuring costs	6	6	—	—	—	12
Unrealized gain on financial instruments	—	(10)	—	—	(16)	(26)

	48	—	—	1	(16)	33

Operating income (loss) before depreciation and amortization — excluding specific items	115	145	74	154	(23)	465

Operating income (loss) — excluding specific items	40	82	40	117	(32)	247

CASCADES — ANNUAL REPORT 2010 — MANAGEMENT’S DISCUSSION & ANALYSIS	6

Losses (gains) on disposal and others
In 2010 and 2009, the Company recorded the following gains and losses:

(in millions of Canadian dollars)	2010	2009
Legal settlement	7	—
Supplemental executive retirement plan	4	—
Gains on disposal of property, plant and equipment and other assets	(3)	(2)
Pension plan •—• partial curtailment	—	3

	8	1

•	In 2010, the Company recorded a provision of $7 million following a class-action suit related to labour consideration at one of its units in the Boxboard Group.

•	In 2010, the Company established an unfunded supplemental executive retirement plan in favour of its founding shareholders, Bernard, Laurent and Alain Lemaire. The actuarial deficit of the plan is evaluated at $18 million as at December 31, 2010, and a charge of $4 million has been recorded for the year.

•	In 2010, the Company sold its building and land of its Québec City based corrugated products plant closed in 2009 and recorded a gain of $3 million. In 2009, the Company recorded a gain of $2 million on disposal of assets in the Specialty Products Group for a mill in Europe that had been closed in 2006.

•	In 2009, the Company recorded a $3 million charge that was incurred to settle a partial curtailment of one of its employee future benefit pension plans.
Impairment charges, closure and restructuring costs
The following impairment charges, closure and restructuring costs were recorded in 2010 and 2009:

	2010		2009
		Closure and		Closure and
	Impairment	restructuring		restructuring
(in millions of Canadian dollars)	Charges	costs	Impairment	costs
Boxboard •— •Toronto	9	—	—	5
Boxboard •— •Corporate	—	—	2	—
Boxboard •— •Fjordcell	—	—	37	—
Boxboard •— •Dopaco (Bakersfield)	—	—	—	1
Boxboard •— •Europe (LaRochette)	—	1	—	—
Boxboard •— •RdM (Marzabotto)	1	—	—	—
Containerboard •— •Avot-Vallée	21	—	—	—
Containerboard •— •Leominster	6	—	—	—
Containerboard •— •Converting	1	—	4	6
Specialty Products •— •East Angus	5	—	—	—
Specialty Products •— •Others	—	—	2	—
Tissue •— •Maryland	6	—	—	—
Tissue •— •Others	—	—	1	—

	49	1	46	12

2010
•	In 2010, the Company reviewed the status of some equipment in the Tissue Group and of its Toronto mill in the Boxboard Group that was not in service and concluded that the reopening was unlikely to occur and recorded impairment charges of $6 million and $9 million respectively on these units. An impairment charge of $1 million representing the Company’s share of an impairment recorded by its European joint venture following the closure of one of its plants was also recorded in the Boxboard Group. Restructuring charges of $1 million were also recorded at the Boxboard mill in LaRochette, France.

•	The Company upgraded its pulping equipment at its East Angus mill in the Specialty Products Group. The new equipment will be put in operation during 2011 and, as a result, the Company reviewed its estimate of the useful life of the old pulping equipment and recorded an impairment of $5 million.

•	Following low profitability at its U.S.-based Leominster corrugated plant and its Avot-Vallée, France, containerboard mill, the Container-board Group recorded impairment charges of $6 million and $21 million respectively to value these assets to their net realizable value. This Group also recorded additional impairment charges totalling $1 million on some assets of its converting activities.

CASCADES — ANNUAL REPORT 2010 — MANAGEMENT’S DISCUSSION & ANALYSIS	7

2009
•	In 2009, the Company recorded a charge of $1 million to terminate the lease of the building used for the Bakersfield operation, which had been closed in 2008. The Company also recorded additional charges of $5 million in 2009 following the closure of its Toronto recycled boxboard mill in 2008.

•	In 2009, the Company announced the closure of its Québec City corrugated product plant and recorded an impairment charge of $3 million on property, plant and equipment and inventories, and a charge for severance costs of $4 million.

•	In 2009, the Company reviewed the status of the Fjordcell pulp mill that was temporarily closed in 2006 and concluded that the reopening was unlikely to occur and thus recorded an impairment charge on the assets of $37 million.

•	The Company also incurred impairment and restructuring charges totalling $2 million in the Boxboard sector and $3 million in the Containerboard converting sector. Finally, the Company recorded an impairment charge of $3 million on certain equipment in the Specialty Products and Tissue Papers sectors. Restructuring action plans and assets put out of service led to these charges.
Derivative Financial Instruments
          In 2010, the Company recorded an unrealized loss of $6 million on certain financial instruments that were not designated as hedging instruments. More specifically, the 2010 loss includes a $5 million loss on foreign exchange forward derivatives as well as a gain of $5 million on commodity financial instruments. It also includes a $6 million loss resulting from a put and call agreement reached between the Company and Industria E Innovazione (see “Significant developments” section for more details on this agreement).
          In 2009, the Company recorded an unrealized gain of $26 million on certain financial instruments that were not designated as hedging instruments. The 2009 gain included a $16 million gain on foreign exchange forward derivatives and a gain of $10 million on commodity financial instruments.
          In 2009, the Company also terminated, prior to maturity, foreign exchange forward contracts related to its US$-denominated debt, for net cash proceeds of approximately $8 million. Since these contracts were designated as cash flow hedges for the Company’s debt denominated in U.S. dollars, their decrease in fair value has been recorded under “Accumulated other comprehensive income” and will be recorded in earnings until 2013.
BUSINESS HIGHLIGHTS
          Over the past two years, the Company finalized several transactions (closure or sale of certain operating units and acquisitions) in order to optimize its asset base and streamline its cost structure.
          The following transactions that occurred in 2009 and 2010 should be taken into consideration when reviewing the overall or segmented analysis of the Company’s results:
Closure, Restructuring and Disposal
     Containerboard Group
          1. In 2009, the Company carried out a general review of its labour cost structure, which led to some layoffs in its converting facilities in Canada and the United States.
          2. At the beginning of the second quarter of 2009, the Company announced the closure of its Québec City based corrugated products plant. This closure took place gradually through November 2009.
Business Acquisitions
     Tissue Group
          3. On March 10, 2010, the Company acquired the converting tissue business assets of Atlas Paper Bag Company Ltd., based in Ontario.
          4. On August 31, 2009, the Company acquired the tissue business assets of Atlantic Packaging Products Ltd., based in Ontario.
     Specialty Products Group
          5. In the third quarter of 2009, the Company acquired U.S.-based Yorkshire Paper Corporation as well as the Canadian recovery assets of Sonoco Recycling. In the fourth quarter of 2009, this Group acquired the uncoated partition board manufacturing assets of Les Emballages GAB Ltée, located in Québec.

CASCADES — ANNUAL REPORT 2010 — MANAGEMENT’S DISCUSSION & ANALYSIS	8

BUSINESS SEGMENT REVIEW
Packaging — Boxboard

			Operating								Average selling price
	Sales		income (loss)		OIBD		Shipments[1]		Average selling price		(in U.S. dollars or
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(in thousands of short tons)		(in Canadian dollars/unit)		euros/unit)
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Boxboard
Manufacturing — North America	257	249	(5)	9	5	24	365	331	705	750	684	657
Manufacturing — Europe	470	457	9	2	27	24	597	523	787	875	€575	€552
Converting	633	692	27	25	58	59	273	269	2,321	2,573	2,254	2,254
Others and eliminations	(85)	(85)	(13)	(44)	(13)	(40)	(110)	(99)

	1,275	1,313	18	(8)	77	67	1,125	1,024
Specific items			24	48	24	48

Excluding specific items			42	40	101	115

1	Shipments do not take into account the elimination of business sector intercompany shipments.

     North America
          Sales for the manufacturing mills in 2010 increased by $8 million, or 3.2%, to $257 million compared to $249 million in 2009. With the ongoing economic recovery, shipments were higher by 10.3%. This higher demand allowed the mills to significantly reduce market downtime to 30 days (12,700 s.t.) in 2010 compared to 102 days (40,800 s.t.) for the previous year. Average manufacturing selling prices in the CRB and SBS markets respectively increased by US$26 and US$55/s.t. compared to 2009. However, Canadian mills selling prices denominated in Canadian dollar decreased significantly with the appreciation of the Canadian dollar in 2010.
          Sales for the converting segment decreased to $633 million in 2010, compared to $692 million in 2009. Sales for our folding carton activities decreased by $16 million while sales of our quick-service restaurant (''QSR’’) packaging activities decreased by $43 million. The segment benefited from slightly higher shipments and from higher selling prices in our folding carton U.S. converting units. However, the appreciation of the Canadian dollar as well as lower selling prices for our QSR activities caused by increased competitiveness in this market both had an unfavorable impact on sales.
          Manufacturing mills generated an operating loss of $5 million in 2010, compared to operating income of $9 million 2009, a decrease of $14 million. This decrease in profitability is mainly attributable to an increase in raw material prices and the impairment charge of $9 million related to its Toronto mill. The price of recycled fibres increased by $76/s.t. in 2010 compared to 2009. However, lower energy costs positively contributed to operating income.
          For our converting operations, operating income increased by $2 million to $27 million in 2010, compared to $25 million in 2009. Lower selling prices and the appreciation of the Canadian dollar were more than offset by other operating cost improvements, lower energy costs, higher volume and lower raw material costs for our QSR activities.

CASCADES — ANNUAL REPORT 2010 — MANAGEMENT’S DISCUSSION & ANALYSIS	9

The main variances in operating income for the Boxboard Group are shown below:

     Europe
          Sales for manufacturing mills in Europe, including our share in RdM, increased slightly to $470 million, compared to $457 million in 2009. Selling prices in euros were higher compared to 2009 as announced price increases were applied to cover raw material and energy price increases. As well, shipments for the European recycled board market increased by 6.5% compared to 2009 while RdM shipments increased by 10.7% before taking into consideration the increased participation of the Company in the joint venture in 2010. Also, shipments for our virgin board mills increased by 6.5% compared to last year. However, these items were partly offset by the appreciation of the Canadian dollar. Our European mills also took advantage of a favourable sales mix compared to last year.
          Operating income was negatively impacted by the appreciation of the U.S. dollar against the euro in 2010, which increased raw material costs, mainly chemical pulp. On the other hand, a 3.51% increase compared with 2009, in the Company’s interest in the RdM group (39.66% interest as at December 31, 2010) positively impacted its contribution to operating income. All these factors led to a $7 million increase in operating income, with $9 million in 2010, compared to $2 million in 2009.
          The Company incurred some specific items in 2010 and 2009 that adversely or positively affected its operating results. Please refer to pages 5 to 6 for more details and reconciliation.

CASCADES — ANNUAL REPORT 2010 — MANAGEMENT’S DISCUSSION & ANALYSIS	10

Packaging — Containerboard

			Operating
	Sales		income (loss)		OIBD		Shipments[1]				Average selling price				Average selling price
	2010	2009	2010	2009	2010	2009	2010		2009		2010		2009		2010		2009
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(in thousands of short tons)				(in Canadian dollars/unit)				(in U.S. dollars/unit)
Containerboard
Manufacturing	584	517	10	67	49	91	1,184		1,067		493		485		479		425
Converting	839	856	56	30	82	56	685	[2]	673	[2]	1,225	[2]	1,273	[2]	1,190	[2]	1,115	[2]
Others and eliminations	(337)	(311)	(3)	(15)	3	(2)	(650)		(599)

	1,086	1,062	63	82	134	145	1,219		1,141
Specific items			20	—	20	—

Excluding specific items			83	82	154	145

1	Shipments do not take into account the elimination of business sector intercompany shipments.

2	Equal to 11,276 million square feet (msf), CAN$74/msf, US$72/msf in 2010, and to 11,159msf, CAN$77/msf, US$67/msf in 2009.

     The Containerboard Group’s sales increased by $24 million, or 2%, to $1.086 billion in 2010, compared to $1.062 billion in 2009. Shipments increased in both the manufacturing and converting sectors. Selling prices denominated in U.S. dollars were also up in both sectors. However, for the Canadian entities, the selling price increase was entirely offset by the appreciation of the Canadian dollar.
     In the North American manufacturing segment, selling price in U.S. dollars increased by US$60/s.t. in 2010 compared to 2009. However, with the appreciation of the Canadian dollar, the selling price of the Canadian manufacturing units remained unchanged. As for our mill in France, average selling prices rose by €86/s.t., which was partly offset by the appreciation of the Canadian dollar against the euro. With the ongoing economic recovery, manufacturing shipments climbed by 11%. The higher demand allowed the mills to reduce market downtime to 49 days (18,350 s.t.) in 2010, compared to 278 days (121,500 s.t.) last year.
     In the converting sector, selling price denominated in U.S. dollars increased whereas Canadian dollar selling price decreased mainly due to the appreciation of the Canadian dollar. Shipments for this sector rose by 2% in 2010 compared to 2009 while U.S. industry shipments increased by 3.5% and remained flat in Canada.
     Operating income decreased by $19 million to $63 million in 2010 compared to $82 million for the previous year. Excluding specific items, operating income increased by $1 million to $83 million. As mentioned before, higher shipments and better U.S. dollars selling price in both the manufacturing and converting sectors had a favourable impact on operating income. Except for raw material prices that caused an unfavorable variance of $57 million, all other variable and fixed costs decreased thus positively impacting the operating income. Finally, the strength of the Canadian dollar caused an unfavorable variance of $10 million.
     The Company incurred some specific items in 2010 and 2009 that adversely or positively affected its operating results. Please refer to pages 5 to 6 for more details and reconciliation.

CASCADES — ANNUAL REPORT 2010 — MANAGEMENT’S DISCUSSION & ANALYSIS	11

The main variances in operating income for the Containerboard Group are shown below:

CASCADES — ANNUAL REPORT 2010 — MANAGEMENT’S DISCUSSION & ANALYSIS	12

Packaging — Specialty Products

			Operating						Average selling		Average selling
	Sales		income (loss)		OIBD		Shipments[1]		price[2]		price[2]
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(in thousands of short tons)		(in Canadian dollars/unit)		(in U.S. dollars/unit)
Specialty Products
Industrial packaging	195	184	18	14	25	20	225	222
Consumer packaging	77	82	3	7	6	11
Specialty papers	301	312	—	22	14	37	269	250
Recovery and recycling	318	199	17	(2)	26	6
Others and eliminations	(11)	(8)	(2)	(1)	(1)	—	(19)	(14)

	880	769	36	40	70	74	475	458	925	957	898	839
Specific items			5	—	5	—

Excluding specific items			41	40	75	74

1	Shipments do not take into account the elimination of business sector intercompany shipments.

2	Average selling prices are for paper manufacturing mills only.

          In 2010, sales for the Specialty Products Group increased by 14% to $880 million, compared to $769 million in 2009. This increase is mainly attributable to our Recovery and recycling activities for $119 million. Excluding the acquisitions made in 2009, the negative impact from lower volume for these activities was offset by higher market selling price of waste paper in 2010. Sales for our industrial packaging sector increased by $11 million due to a general increase in volume and average selling price combined with the acquisition of assets of an uncoated partition board company in the fourth quarter of 2009. Sales in our specialty papers sector decreased by $11 million in 2010 mainly due to lower volume and an unfavourable exchange rate. Sales in our consumer products packaging sector also slightly decreased by $5 million in 2010 due to lower demand and competitive market conditions.
          For the 2010 fiscal year, operating income decreased by $4 million to $36 million, compared to $40 million in 2009. Excluding specific items, operating income increased by $1 million to $41 million, compared to $40 million in 2009. We benefited from favourable market prices and the acquisition of businesses during 2009 in our Recovery and Recycling sector. Profitability in our Industrial Packaging sector increased as it benefited mainly from higher volume and favourable product mix in the papermill packaging and honeycomb products activities. The profitability of our consumer products packaging and specialty papers sectors decreased in 2010 as they have been impacted by a competitive environment, the appreciation of the Canadian dollar and higher raw material costs.
          In 2009, this Group continued its growth with the strategic acquisitions of the recovery business of Yorkshire Paper Corporation, based in the U.S., as well as the Canadian recovery assets of Sonoco Recycling. In 2009, the Group also acquired the uncoated partition board manufacturing assets of Les Emballages GAB Ltée in Québec. These acquisitions were made for a total cash consideration of $8 million. These acquisitions contributed to the Group increase in sales and operating income in 2010.
          The Company incurred some specific items in 2010 and 2009 that adversely or positively affected its operating results. Please refer to pages 5 to 6 for more details and reconciliation.

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The main variances in operating income for the Specialty Products Group are shown below:

CASCADES — ANNUAL REPORT 2010 — MANAGEMENT’S DISCUSSION & ANALYSIS	14

Tissue Papers

	Sales		Operating income		OIBD		Shipments[1]		Average selling price		Average selling price
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(in thousands of short tons)		(in Canadian dollars/unit)		(in U.S. dollars/unit)
Tissue Papers
Manufacturing and converting	858	840	43	116	84	153	511	459	1,643	1,785	1,594	1,568

Specific items			6	1	6	1

Excluding specific items			49	117	90	154

1	Shipments do not take into account the elimination of business sector intercompany shipments.

     Tissue Group sales increased by 2% to $858 million, compared to $840 million for the same period in 2009. Shipments increased by 52,000 s.t., or 11%, mainly due to the Atlantic Packaging Products Ltd. acquisition which contributed to the increase in shipments of 28,600 s.t., or 6%, and external sales of $45 million or 5%. Shipments for parent rolls increased by 13% while volume for converting activities increased by 9%. The overall increase includes an organic growth of 5%, compared to 2% for the industry. The appreciation of the Canadian dollar against the U.S. dollar compared to the same period in 2009 negatively impacted sales. In addition, the proportion of parent rolls against total shipments rose by 1%, which negatively affected the Group’s selling price mix as selling prices for parent rolls are lower than for converted products.
     Tissue Group’s operating income stood at $43 million compared to $116 million for the same period in 2009. The decline is mostly attributable to the increase in raw material costs of $70 million as well as to lower selling prices in our converting activities due to strong competitiveness in the consumer product market. The appreciation of the Canadian dollar contributed to reducing our average selling prices. These negative variances were partly offset by higher shipments and a $4 million refundable property tax credit in New York State from prior years. Substantial efforts from our Group also resulted in lower fixed costs compared to 2009.
     The Tissue Group results have been affected by some operational challenges. Our Memphis facility continued to improve its productivity and cost effectiveness, and management is confident that 2011 will be the turning point to profitability. Process optimizations have been implemented at our Toronto paper machine and converting plant (Atlantic Packaging) during the year and synergies are likely to take place early in the first quarter of 2011.
     The Company incurred some specific items in 2010 and 2009 that adversely or positively affected its operating results. Please refer to pages 5 to 6 for more details and reconciliation.

CASCADES — ANNUAL REPORT 2010 — MANAGEMENT’S DISCUSSION & ANALYSIS	15

The main variances in operating income for the Specialty Products Group are shown below:

CASCADES — ANNUAL REPORT 2010 — MANAGEMENT’S DISCUSSION & ANALYSIS	16

Corporate activities
          Operating income for 2010 includes a loss of $2 million resulting from a fire at one of our Specialty Product Group’s units in the United States during the first quarter. This charge represents the financial portion supported by corporate activities. In 2010, operating income also includes a foreign exchange loss of $4 million following the appreciation of the Canadian dollar, an unrealized loss of $5 million on financial instrum ents and a charge of $4 million following the establishment of a supplemental executive retirement plan (“SERP”) in favor of the Company’s founding shareholders.
          In 2009, operating income for corporate activities included a foreign exchange loss of $7 million. Corporate activities also include operating income from the Company’s Engineering division, which had been involved in a construction project in western Canada for a third party since late 2006. This project was completed in 2008 and the final settlement of outstanding unpaid invoices was completed on September 30, 2009. As a result of this cash settlement, the Company recorded operating income of $4 million. In addition, operating income in 2009 includes a charge of $2 million following a fire at an external warehouse that led to the loss of raw materials for fine papers and tissue paper finished products. This charge represents the financial portion supported by corporate activities. In 2009, the Company recorded an unrealized gain of $16 million on derivative financial instruments.
Other items analysis
Depreciation and amortization
          Depreciation and amortization decreased to $212 million in 2010, compared to $218 million in 2009. The appreciation of the Canadian dollar against both the U.S. dollar and the euro pulled down the depreciation and amortization expense in 2010 compared to 2009. The impairment charge of our Fjordcell pulp mill at the end of 2009 also decreased the depreciation and amortization expense but has been partially offset by the acquisition of Atlantic Packaging Products Ltd. and other acquisitions in 2009 as well as capital investments completed in the last twelve months.
Financing expense
          The financing expense rose to $109 million in 2010, compared to $101 million in 2009. The appreciation of the Canadian dollar against the U.S. dollar led to a decrease in financing expenses, which was more than offset, however, by the higher interest rate following the refinancing of our US$-denominated debt in 2009 and the increase of the market interest rate on our revolving credit facility.
Loss on refinancing of long-term debt
          In 2010, the Company purchased, for a total consideration of US$162 million ($168 million), including a premium of US$3 million ($3 million), a total US$107 million ($111 million) aggregate principal amount of 7.25% unsecured senior notes and US$52 million ($54 million) aggregate principal amount of 6.75% unsecured senior notes due in 2013. The Company recorded a $3 million loss resulting from this transaction. In 2009, following the refinancing of its debt, the Company repurchased the 2013 notes at a premium over their face value for an amount of US$13 million ($13 million). The Company also wrote-off certain costs recorded in reduction of long-term debt in the amount of $4 million.
Gain on purchases of senior notes
          In 2009, the Company purchased senior notes that were trading at a discount. The difference between the nominal value and the amount paid resulted in a gain of $14 million.
Foreign exchange loss on long-term debt and financial instruments
          In 2010, the Company recorded a loss of $4 million on its US$-denominated debt. The loss includes a gain of $13 million on our US$-denominated long-term debt net of investment hedge. It also includes a loss of $4 million resulting from the recognition of charges previously recorded under “Accumulated Other Comprehensive Income” upon the termination of the hedge accounting of foreign exchange contracts following the refinancing of the Company’s US$-denominated debt in 2009. Finally, the Company recorded a loss of $13 million on its 2013 foreign exchange forward contracts.
          In 2009, since its US$-denominated debts were hedged, the Company did not record any foreign exchange gain or loss on these debts until the refinancing was completed at the end of the fourth quarter of 2009. However, following this refinancing, the Company recorded a loss, resulting mainly from the recognition of charges previously recorded under “Accumulated Other Comprehensive Income” upon termination of the hedge accounting of foreign exchange forward contracts in 2008. The impact of this refinancing and the timing of the designation of these contracts in 2008 along with the portions of these instruments that did not qualify as cash flow hedge accounting resulted in a loss of $45 million in 2009.
Provision for income taxes
          Based solely on the combined basic Canadian and provincial income tax rate, the income tax provision would have been $2 million. Taking into account various adjustments, no income tax has been recorded in 2010. The income tax provision was unfavourably impacted by the non-taxable portion of the foreign exchange loss on long-term debt for $1 million and the difference in statutory income tax rate of foreign operations and permanent differences for $5 million. These were more than offset by the recognition of tax benefit arising from capital losses for $4 million and other items for $5 million.
          The effective tax rate and current income taxes are affected by the results of certain subsidiaries and joint ventures located in countries - notably Europe and the United States - where the income tax rate is higher than in Canada. The normal effective tax rate is expected to be in the range of 29% to 35%.

CASCADES — ANNUAL REPORT 2010 — MANAGEMENT’S DISCUSSION & ANALYSIS	17

Share of earnings of significantly influenced companies
          The share of earnings of significantly influenced companies is mainly represented by our 35% interest in Boralex Inc. (“Boralex”), a Canadian public company that is a major electricity producer whose core business is the development and operation of power stations that generate renewable energy, with operations in the northeastern United States, Canada and France.
          Our share of earnings in 2010 includes our share of $8 million of a gain realized by Boralex following its acquisition of Boralex Power Income Fund. It also includes our share of $1 million of a gain realized by another equity investment.
          In 2009, our share of earnings includes a net dilution gain of $4 million, stemming from Boralex’s reduced participation in its European operations from 100% to 83.7% following an equity subscription of €15 million from a private partner. Our 2009 share of earnings of Boralex also includes a $1 million net impact of an impairment charge recorded in Boralex’s consolidated results.
Results of discontinued operations
          In 2010, the Company recorded a $1 million charge related to its Thunder Bay, Ontario, coated fine paper mill sold in 2007.
Net earnings
          As a result of the foregoing factors, the Company posted net earnings of $17 million, or $0.18 per share, compared to net earnings of $60 million, or $0.61 per share in 2009. After excluding certain specific items, the Company realized net earnings of $63 million, or $0.65 per share, compared to $110 million, or $1.13 per share in 2009 (see “Supplemental Information on Non-GAAP Measures” for reconciliation of these amounts).
LIQUIDITY AND CAPITAL RESOURCES
Cash Flows from Operating Activities
          Operating activities generated $232 million in liquidity in 2010, compared to $357 million in 2009. Changes in non-cash working capital components required $17 million in funds, compared to cash inflow of $52 million in 2009. Price increases implemented in the second half of 2010 and higher shipments contributed to higher working capital requirement. In 2009, we benefited from a $26 million reduction of accounts receivable of our Engineering division.
          Cash flow from operating activities, excluding the change in non-cash working capital components, stood at $249 million for 2010, compared to $305 million in 2009. In 2010, cash flow from operating activities was negatively affected by the $3 million (2009—$13 million) premium paid on the repurchase of a portion of our senior notes maturing in 2013 following the refinancing of our long-term debt in 2009. Cash flow from operating activities was also unfavourably impacted by a $7 million provision following a class-action suit in our Boxboard Group and by closure and restructuring charges of $1 million (2009—$9 million).
          This cash flow measure is significant, since it positions the Company to pursue its capital expenditures program and reduce its indebtedness.
Investing activities
          Investment activities in 2010 required total cash resources of $171 million, mainly for business acquisitions ($3 million), net cash outflow for capital expenditure projects ($131 million) and other asset investments ($37 million).
          New capital expenditures projects incurred during the year, including carryovers from previous years, amounted to $149 million. The largest capital projects in 2010 were:

CASCADES — ANNUAL REPORT 2010 — MANAGEMENT’S DISCUSSION & ANALYSIS	18

Boxboard ($34 million)
•	$12 million in our QSR activities for equipment upgrades.

•	$12 million in European plants, including our share of RdM.
Containerboard ($31 million)
•	$3 million for the upgrade of dryer equipment at our Kingsey Falls mill.

•	$1 million for new IT equipment.
Specialty Products ($31 million)
•	$7 million for new pulping equipment to use recycled fibre at the East Angus mill. Total project cost is estimated at $10 million. The new equipment will be operational during the first quarter of 2011.
Tissue ($36 million)
•	$20 million, net of government grants, for the installation and start-up of a new technology at the Candiac tissue paper mill. In fact, Cascades will be the only manufacturer in North America to have this technology to produce a superior quality of tissue paper and will be more efficient with the use of its recycled fibre.
Corporate activities ($17 million)
•	$5 million for investment to reduce energy consumption.

•	$4 million for new leased IT equipment.
In 2010, the Company also completed the following significant projects that started in previous years:
•	$2 million for a corrugator dry-end at a Containerboard Group plant in Ontario.

•	$8 million for the completion of the investment in the bark boiler at the Trenton containerboard mill.

•	$2 million for moulded pulp production equipment at our Kingsey Falls plant in the Specialty Products Group.
In 2010, the Company also invested in other assets for $37 million. The main investments are as follows:
•	$6 million for modernization of our financial information system to an ERP information technology system.

•	$21 million for a project in development in partnership with third parties in our Containerboard manufacturing segment.

•	$6 million investment to increase our share position in RdM and Boralex. In 2010, the Company acquired 13.3 million shares in RdM on the open market (2009-11.2 million), which represents 3.51% (2009-3%) of the outstanding shares, for a cash consideration of $4 million (€3 million) (2009-$3.9 million (€2.5 million)). As of December 31, 2010, our investments in RdM stood at 39.66%. The Company also acquired on the open market 0.8% of the outstanding shares of Boralex for a cash consideration of $2 million.
Business acquisitions ($3 million)
•	On March 10, 2010, the Company acquired the converting tissue business assets of Atlas Paper Bag Company Limited, based in Ontario, for total cash consideration of $3 million.
          The Company disposed of some property, plant, and equipment amounting to $7 million, mainly resulting from the disposal of a building in Québec City, for a consideration of $4 million.
Financing activities
Revolving and term facilities
          On December 30, 2010, the Company repaid in full its term loan in the amount of $100 million, and consequently the term loan facility has been cancelled.
          On February 10, 2011, the Company entered into an agreement to amend and extend, until February 10, 2015, its existing $750 million revolving credit facility. Under the terms of the amendment, the existing financial covenants, namely the maximum funded debt to capitalization ratio of 65% and the minimum interest coverage ratio of 2.25x, will remain unchanged. As a result of the amendment, the margin applicable to outstanding borrowings has been reduced from 2.750% to 2.125%.
Unsecured senior notes
          On November 19, 2009, the Company issued US$500 million aggregate principal amount of 7.75% senior notes due 2017 and $200 million aggregate principal amount of 7.75% senior notes due 2016. The US$ notes were issued at a price of 98.534% of their principal amount and the CAN$ notes were issued at a price of 98.670% of their principal amount, both resulting in an effective yield of 8%. On December 9, 2009, the Company also completed a US$250 million aggregate principal amount of 7.875% senior notes due 2020. These notes were issued at a price of 98.293% of their principal amount to yield 8.125%.
          The Company used the gross proceeds from these offering of notes to fund the purchase of the Company’s outstanding senior notes maturing in 2013. The Company used the remaining proceeds of the offering to pay fees and expenses in connection with the offering and the tender offer and to reduce indebtedness outstanding under the revolving portion of our credit facility.
          In 2009, the Company purchased, for a total consideration of US$732 million ($775 million), including a premium of US$13 million ($13 million), a total of US$530 million ($559 million) aggregate principal amount of 7.25% Notes and US$189 million ($203 million) aggregate principal amount of 6.75% Notes due 2013, leaving outstanding approximately US$116 million ($122 million) aggregate principal amount of 7.25% Notes and US$61 million ($63 million) aggregate principal amount of 6.75% Notes at the end of 2009.
          In 2010, the Company has purchased, for a total consideration of US$162 million ($168 million), including a premium of US$3 million ($3 million), a total of US$107 million ($111 million) aggregate principal amount of 7.25% Notes and US$52 million ($54 million) aggregate

CASCADES — ANNUAL REPORT 2010 — MANAGEMENT’S DISCUSSION & ANALYSIS	19

principal amount of 6.75% Notes due 2013. Approximately US$9 million ($9 million) aggregate principal amount of 7.25% Notes and approximately US$9 million ($9 million) aggregate principal amount of 6.75% Notes remain outstanding.
          The Company also concluded, in the first quarter of 2010, an agreement with the majority of the remaining holders of the 7.25% and 6.75% notes outstanding, pursuant to which such holders have consented in writing to eliminate substantially all of the restrictive covenants contained in the Indentures and to eliminate certain of the events of default contained in the Indentures.
          In 2009, the Company benefited from its positive cash flow, purchasing unsecured senior notes with a nominal value of US$26 million for a consideration of US$15 million, resulting in a gain of $14 million. In addition, a 73%-owned subsidiary of the Company completed long-term financing for its activities and repaid the temporary loan that had been provided in 2008. The Company provided a limited guarantee for this financing up to a maximum of $10 million. This guarantee has been cancelled during the fourth quarter of 2010.
          The Company also redeemed 638,181 of its common shares on the open market, pursuant to a normal-course issuer bid, for an amount of $4 million.
          Including the $16 million in dividends paid out during the year, financing activities required $66 million in liquidity.
Settlement of Forward Exchange Contracts
          At the end of 2010, the Company had forward exchange contracts and options to purchase a maximum of US$398 million maturing in 2013, at an average exchange rate of CAN$1.1759 (US$0.85). The mark-to-market value of $62 million is recorded under “Other Liabilities” on the balance sheet. In 2009, US$160 million of these US$398 million forward and options contracts were designated as a hedging instrument of the repayment of the 2013 senior notes. In 2010, following the repurchase of substantially all of the remaining 2013 senior notes, all of these forward and options contracts were dedesignated. As a result, subsequent changes in their fair value have been recorded in earnings. The Company may elect to terminate these contracts at the appropriate time before their 2013 maturities.
          In 2009, the Company terminated foreign exchange contracts prior to maturity for net cash proceeds of $8 million. Since these contracts had been designated as cash flow hedges for the Company’s US$-denominated debt, their fair value decrease was recorded under “Accumulated Other Comprehensive Income”.
Liquidity from Discontinued Operations
          In 2010, the Company paid $2 million (2009—$3 million) in relation to a 2006 legal settlement in the fine paper distribution activities that were disposed of in 2008. The Company also paid $1 million related to its Thunder Bay, Ontario, coated paper mill, which was sold in 2007.
Consolidated Financial Position as at December 31, 2010 and 2009
          The Company’s financial position and ratios are as follows:

	2010	2009
	(in millions of Canadian dollars,
	unless otherwise noted)
Working capital[1]	540	552
% of sales[2]	13.6%	14.2%
Bank loans and advances	64	83
Current portion of long-term debt	12	10
Long-term debt	1,383	1,459
Total debt	1,459	1,552
Equity attributable to Shareholders	1,257	1,304
Total equity attributable to Shareholders and debt	2,716	2,856
Ratio of total debt/total equity attributable to Shareholders and debt	53.7%	54.3%
Shareholders’ equity per share (in dollars)	$13.01	$13.41

1	Working capital includes accounts receivable plus inventories less accounts payable. It excludes the unpaid provision for closure and restructuring costs in the amount of $11 million as at December 31, 2010 ($13 million in 2009). It also excludes the current portion of net derivative financial instrument in the amount of $— million as at December 31, 2010 (net asset of $9 million in 2009), $3 million of other liabilities in 2010 ($2 million in 2009), the net income taxes receivable in the amount of $17 million ($12 million in 2009) and the current portion of net future tax asset in the amount of $2 million as at December 31, 2010 (nil in 2009).

2	% of sales = LTM Working Capital/LTM Sales.
          Liquidity available via the Company’s new amended and restated credit facilities, along with the expected cash flow generated by its operating activities, will provide sufficient funds to meet its financial obligations and fulfill its capital expenditure program. Capital expenditure requests for 2011 are estimated at approximately $240 million with $160 million initially approved. This amount is subject to change depending on the Company’s operating results and on general economic conditions. As at December 31, 2010, the Company had $340 million (net of letters of credit in the amount of $16 million) available through its $750 million credit facility.
Pension Liabilities
          The Company’s future employee benefits assets and liabilities amounted to $568 million and $748 million respectively as at December 31, 2010. These liabilities include an amount of $110 million for post-retirement benefits other than pension plans, which do not require any funding by the Company until they are claimed by the employees. This amount is not expected to increase, as the Company is reviewing its benefits program to phase out some of them for the majority of future and current employees.
          With regards to pension plans, the Company’s risk is limited, as only approximately 25% of its active employees are subject to a defined benefit contribution pension plan while the remaining employees are part of the Company’s defined contribution plans, such as group RRSPs

CASCADES — ANNUAL REPORT 2010 — MANAGEMENT’S DISCUSSION & ANALYSIS	20

or 401K’s. In 2010, approximately 75% of the Company’s pension plans have had an actuarial valuation performed. Where applicable, Cascades used the measurement relief allowed by law in order to reduce the impact of its increased current contributions.
          Considering the assumptions used and the unrecognized liability, the deficit status for accounting purposes of its pension plans amounted to $70 million as at December 31, 2010, compared to $33 million in 2009. Excluding specific events, the expense for these pension plans is expected to decrease to approximately $7 million in 2011, mainly due to the conversion to IFRS, compared to $14 million in 2010. As for the cash flow requirement, these pension plans are expected to require a contribution of approximately $22 million in 2011, compared to $19 million in 2010. Finally, on a consolidated basis, the solvency ratio of the Company’s pension plans averaged to 87.5% as of December 31, 2010.
COMMENTS ON THE FOURTH QUARTER OF 2010
          Sales in the fourth quarter reached $991 million, compared to $952 million in 2009. Sales were positively impacted by a 2.2% increase in shipments as well as higher U.S. dollars and euro- denominated selling prices for all of our segments except the Tissue Group, where prices decreased. However, the positive impacts were partly offset by the appreciation of the Canadian dollar.
          The Company ended the fourth quarter with an operating loss of $13 million, compared to operating income of $14 million for the same period in 2009. Apart from the increase in sales, which had a favourable impact on results, operating income was negatively affected by the increase in raw material prices for all of our business segments. Specific items reduced operating income by $58 million in 2010, compared to $40 million in 2009.
          The Company incurred some specific items in the fourth quarter of 2010 and 2009 that adversely or positively affected its operating results. Refer to page 21 for more details and reconciliations.
          The reconciliation of the specific items by business group is as follows:

	2010
			Specialty		Corporate
	Boxboard	Containerboard	Products	Tissue Papers	Activities	Consolidated
	(in millions of Canadian dollars)
Operating income (loss)	(8)	(5)	3	7	(10)	(13)
Depreciation and amortization	15	17	8	10	3	53

Operating income (loss) before depreciation and amortization	7	12	11	17	(7)	40
Specific items
Loss on disposal and others	7	—	—	—	3	10
Impairment loss	10	27	5	6	—	48
Unrealized loss (gain) on financial instruments	—	(2)	—	—	2	—

	17	25	5	6	5	58

Operating income (loss) before depreciation and amortization — excluding specific items	24	37	16	23	(2)	98

Operating income (loss) — excluding specific items	9	20	8	13	(5)	45

	2009
			Specialty		Corporate
	Boxboard	Containerboard	Products	Tissue Papers	Activities	Consolidated
	(in millions of Canadian dollars)
Operating income (loss)	(24)	14	9	24	(9)	14
Depreciation and amortization	18	15	9	10	4	56

Operating income (loss) before depreciation and amortization	(6)	29	18	34	(5)	70
Specific items
Impairment loss	39	1	1	1	—	42
Closure and restructuring costs	—	2	—	—	—	2
Unrealized gain on financial instruments	—	(2)	—	—	(2)	(4)

	39	1	1	1	(2)	40

Operating income (loss) before depreciation and amortization — excluding specific items	33	30	19	35	(7)	110

Operating income (loss) — excluding specific items	15	15	10	25	(11)	54

CASCADES — ANNUAL REPORT 2010 — MANAGEMENT’S DISCUSSION & ANALYSIS	21

          The main variances in operating income from continuing operations are shown below:
NEAR-TERM OUTLOOK
          Looking ahead to the first quarter, demand should remain healthy and even slightly improve along with seasonality. High raw material costs and the strong Canadian dollar will, however, continue to put pressure on our profitability.
          For 2011, we are well positioned to continue delivering good earnings and free cash flow as we should benefit from the ongoing economic recovery and the several selling price increases that were implemented in the previous year. In addition, our recently announced Avot-Vallée, France, and Dopaco Inc. divestitures as well as our refinancing will have a positive impact on our financing expenses and allow us to strategically invest in the development of our core packaging, tissue and recovery operations.
CAPITAL STOCK INFORMATION
          As at December 31, 2010, issued and outstanding capital stock consisted of 96,606,421 common shares (97,208,533 as at December 31, 2009), and 5,287,178 stock options were issued and outstanding (4,603,595 as at December 31, 2009). In 2010, 36,069 options were exercised and 19,030 expired. As well, the Company issued 738,682 stock options at an exercise price of $6.43 during the year.
          As at March 14, 2011, issued and outstanding capital stock consisted of 96,500,458 common shares and 5,287,178 stock options.
CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS
          The Company’s principal contractual obligations and commercial commitments relate to outstanding debt, leases and purchase obligations for its normal business operations. The following table summarizes these obligations as at December 31, 2010:
Contractual obligations

	Payment due by period
			Years 2012	Years 2014
	Total	Year 2011	and 2013	and 2015	Thereafter
	(in millions of Canadian dollars)
Long-term debt, including capital and interests	1,492	75	166	146	1,103
Leases	155	38	53	32	32
Purchase obligations	79	61	18	—	—
Legal settlement	5	3	2	—	—
Pension plans and other post-employment benefits	515	46	91	123	255

Total contractual obligations	2,246	223	330	301	1,390

TRANSACTIONS WITH RELATED PARTIES
          The Company has also entered into various agreements with its joint-venture partners, significantly influenced companies and entities that are affiliated to one or more of its directors for the supply of raw materials, including recycled paper, virgin pulp and energy as well as the supply of unconverted and converted products, and other agreements entered into in the normal course of business. Aggregate sales by the Company to its joint-venture partners and other affiliates totalled $163 million and $154 million for 2010 and 2009 respectively. Aggregate sales to the Company from its joint-venture partners and other affiliates came to $83 million and $82 million for 2010 and 2009 respectively. These amounts are on a 100% comparative basis.

CASCADES — ANNUAL REPORT 2010 — MANAGEMENT’S DISCUSSION & ANALYSIS	22

OFF-BALANCE-SHEET ARRANGEMENTS
Factoring of Accounts Receivable
          The Company sells its accounts receivable (“receivables”) from clients of one of its European subsidiaries through a factoring contract with a financial institution. The Company uses factoring of receivables as a source of financing by reducing its working capital requirements. This factoring consists of the sale of a part of its receivables to this financial institution. The contract normally allows the daily sale of new receivables to replace those that have been collected. The contract also limits the receivables that can be sold. When the receivables are sold, the Company removes them from the balance sheet, recognizes the amount received as the consideration for the transfer and records a loss on factoring, which is included in “Cost of sales (excluding depreciation and amortization)” in the financial statements. The receivables for which the Company retained interest are included in “Accounts receivable” in its financial statements and will be collected only when the financial institution has recovered its part of the receivables bought. The Company retains responsibility for servicing the receivables sold, but does not record any servicing of assets or liabilities.
          As at December 31, 2010, the off-balance-sheet impact of the factoring of receivables amounted to $14 million (€11 million). The Company expects to continue to sell receivables on an ongoing basis, given the attractive costs. Were it to decide to discontinue this contract, its working capital and bank debt requirements would increase.
CRITICAL ACCOUNTING ESTIMATES
          Some of the Company’s accounting policies require significant estimates and assumptions about future events that affect the amounts reported in the financial statements and the accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of management’s judgment. Actual results could differ from those estimates, and any such differences may be material to the Company’s financial statements. A summary of our significant accounting policies is disclosed in note 1 of our consolidated financial statements. We believe the following items require us to make estimates.
Impairment of Long-lived Assets and Goodwill
          a) Property, plant and equipment and intangible assets (referred to as “long-lived assets”) are reviewed for impairment upon the occurrence of events or changes in circumstances indicating that at the lowest level of determinable cash flows, the carrying value of the long-lived assets may not be recoverable. This is accomplished by determining whether projected undiscounted future cash flows from operations exceed the carrying amount of the assets as of the assessment date. Estimates of future cash flows and fair values require judgment and may change.
          For the purpose of this test, estimates of undiscounted future cash flows from operations are developed and several key assumptions are used, including production levels, selling prices and volume, raw material costs and foreign exchange rate. The forecasts used were derived from our internal budget and forecast and supported or derived from external information on the industry, such as Resource Information Systems Inc. (“RISI”) and Bloomberg.
          The Company believes such assumptions to be reasonable. These assumptions involve a high degree of judgment and complexity and reflect our best estimates given the information available at the assessment date. In addition, our products are commodity products; therefore, pricing is inherently volatile and often follows a cyclical pattern.
          Considering the above, there is a measurement uncertainty since adverse changes in one or in a combination of our key assumptions or change in use of such operations could require a significant change in the carrying amount of the assets tested for impairment.
          b) Goodwill is not amortized and is subject to an annual goodwill impairment test. This test is carried out more frequently if events or changes in circumstances indicate that goodwill might be impaired. A goodwill impairment test determines whether the undiscounted cash flows of a reporting unit exceed the net carrying amount of that reporting unit (“Step I”), including goodwill, as of the assessment date in order to assess if goodwill is impaired. If the undiscounted cash flows are greater than the net carrying amount, no impairment charge is necessary. In the event that the net carrying value exceeds the undiscounted cash flows, a “Step II” goodwill impairment test must be performed in order to determine the amount of the impairment charge. The implied fair value of goodwill in this test is estimated in the same way as goodwill was determined at the date of the acquisition in a business combination. That is, the excess of the fair value of the reporting unit over the fair value of its identifiable net assets represents the implied value of goodwill. To accomplish this Step II test, the fair value of the reporting unit’s goodwill must be estimated and compared to its carrying value. The excess of the carrying value over the fair value is taken as an impairment charge in the period.
          In determining the fair value of our reporting units, we primarily used the discounted cash flow method, and several key assumptions were used for these tests, including production levels, selling prices and volume, raw material costs, foreign exchange rate, weighted average cost of capital (“WACC”) and capital spending.
          The forecasts used were derived from our internal budget and forecast and supported or derived from external information on the industry, such as RISI and Bloomberg.
          These assumptions are often interrelated. Our reporting units operate mostly in mature markets, and depending on the rapidity of the change in these factors, we can assume that our reporting units will maintain or recuperate their profitability margin over a certain period of time. Because of these facts, we do not believe it would be meaningful to provide a sensitivity analysis on any of the assumptions taken individually. The weighted average cost of capital, which is used to discount the projected cash flows, is important, and if the general economic conditions were to worsen, we would have to consider increasing our WACC, which could have an adverse effect on the valuation of our reporting units.

CASCADES — ANNUAL REPORT 2010 — MANAGEMENT’S DISCUSSION & ANALYSIS	23

The Company believes such assumptions to be reasonable. These assumptions involve a high degree of judgment and complexity and reflect our best estimates given the information available at the assessment date. In addition, our products are commodity products; therefore, pricing is inherently volatile and often follows a cyclical pattern.
Considering the sensitivity of the key assumptions used, there is a measurement uncertainty since adverse changes in one or in a combination of our key assumptions could require a significant change in the carrying amount of goodwill.
Valuation of Identifiable Intangible Assets
          Business acquisitions are accounted for under the purchase method of accounting. The total cost of an acquisition is allocated to the underlying net assets based on their respective estimated fair values. As part of this allocation process, the Company must identify and attribute values and estimated lives to the intangible assets acquired. While an expert may be employed to assist the Company with these matters, these types of determinations involve considerable judgment and often require the use of estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives. These determinations affect the amortization expense amount recognized in future periods.
Income Taxes
          The Company is required to estimate the income taxes in each of the jurisdictions in which it operates. This includes estimating a value for existing net operating losses based on the Company’s assessment of its ability to utilize them against future taxable income before they expire. If it is more likely than not that the Company will be to utilize the tax benefits arising from taxable losses, the Company would not recognize these tax benefits and this would consequently affect the Company’s results in the relevant year.
Pension and Post-retirement Benefit Costs
          Pension and post-retirement benefit costs are developed from actuarial valuations. Inherent in these valuations are key assumptions provided by the Company to actuaries, including discount rates, expected returns on plan assets, rates of compensation increases and medical cost inflation. In selecting the rates and returns, the Company is required to consider current market conditions, including changes in interest rates. Material changes in pension and post-retirement benefit costs may occur in the future as a result of fluctuations in headcount as well as changes in the assumptions. See note 16 of the consolidated financial statements for the assumptions used and the sensitivity analysis in regard to some of these assumptions.
Environmental Clean-up Costs
          The Company expenses environmental disbursements related to existing conditions caused by past or current operations, from which no future benefit is discernible. The Company’s estimated environmental remediation costs are based upon an evaluation of currently available facts pertaining to each individual site, including the results of environmental studies and testing, and taking into consideration existing technology, applicable laws and regulations, and prior experience in contaminated site remediation. Expenditures that extend the life of the related property, or mitigate or prevent future environmental contamination, are capitalized. The Company determines its liability on a site-by-site basis and records a liability when one is probable and can be reasonably estimated. The contingencies take into account the anticipated participation of other potentially responsible parties when it is probable that such parties are legally responsible or financially capable of paying their respective shares of the relevant costs. Actual costs to be incurred in future periods at the identified sites may differ from the estimates, given the inherent uncertainties in evaluating environmental exposures. Future information and developments may require the Company to reassess the expected impact of these environmental matters.
Collectibility of Accounts Receivable
          In order to record its accounts receivable at their net realizable value, the Company must assess their “collectibility”. A considerable amount of judgment is required in making this assessment, including a review of the receivables’ aging and each customer’s current creditworthiness. The Company has recorded allowances for receivables that it feels are uncollectible. However, if the financial condition of the Company’s customers were to deteriorate, their ability to make required payments may become further impaired and increases in these allowances would be required.
ADOPTION OF NEW ACCOUNTING STANDARDS IN 2010
Business Combinations
          On January 1, 2010, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Section 1582, “Business Combinations”, which replaces the former Section 1581, “Business Combinations”. The new standard requires that the acquiring entity in a business combination recognize most of the assets acquired and liabilities assumed in the transaction at fair value, including contingent assets and liabilities, and recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase. Acquisition-related costs are also to be expensed. The adoption of Section 1582 did not materially impact the consolidated financial statements but does affect the accounting for acquisitions after the effective date.
Consolidated Financial Statements and Non-controlling Interests
          On January 1, 2010, the Company adopted CICA Section 1601, “Consolidated Financial Statements”, and Section 1602 “Non-controlling Interests”. These two sections replace Section 1600, “Consolidated Financial Statements”. Section 1601 carries forward guidance from Section 1600, with the exception of non-controlling interests, which are addressed in a separate section. Section 1602 requires that the Company report non-controlling interests within equity separately from the parent owners’ equity, and transactions between an entity and non-controlling interests as equity transactions. As a result of this adoption, the Company reclassified non-controlling interest in the amount of $21 million from Other liabilities to equity in the December 31, 2009, consolidated balance sheet. Additionally, net earnings are to be reported with separate disclosure of the amounts attributable to the parent and to the non-controlling interest in consolidated statement of earnings.

CASCADES — ANNUAL REPORT 2010 — MANAGEMENT’S DISCUSSION & ANALYSIS	24

Accounting Changes
          On January 1, 2010, the Company adopted the amendment of CICA Section 1506, “Accounting changes”, to exclude from the scope changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting. The Company concludes that the adoption of this amendment did not impact the consolidated financial statements.
NEW ACCOUNTING STANDARDS NOT YET ADOPTED
Financial Instruments — Recognition and Measurement
          In June 2009, the CICA amended Section 3855, “Financial Instruments—Recognition and Measurement”, to clarify application of the effective interest rate method after a debt instrument has been impaired. The amendment also clarifies when an embedded prepayment option is separated from its host debt instrument for accounting purposes. This amendment is effective January 1, 2011, at which time Canadian public companies will have adopted IFRS. At this point, the Company does not intend to early adopt this amendment.
INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)
          In February 2008, the Accounting Standards Board (“AcSB”) confirmed that the use of IFRS will replace Canadian GAAP in 2011 for publicly accountable profit-oriented enterprises. The transition from current Canadian GAAP to IFRS will be applicable to the Company for the fiscal year beginning on January 1, 2011. The Company’s first IFRS financial statements will be for the year ending December 31, 2011, including comparative figures and the opening balance sheet as at January 1, 2010. Beginning in the first quarter of 2011, the Company will provide unaudited consolidated financial statements in accordance with IFRS, also including the opening balance sheet as at the transition date and comparative figures for 2010.
Impact of Adoption On Our Company
          The conversion to IFRS will impact the way the Company discloses its consolidated financial results. The first consolidated financial statements prepared using IFRS will require the inclusion of numerous notes disclosing extensive transitional information and full disclosure of all new IFRS consolidated accounting policies. The Company has prepared preliminary IFRS consolidated financial statements in accordance with IAS 1, Presentation of Financial Statements. Also, quarterly IFRS consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and IFRS 1 First-time Adoption of International Financial Reporting Standards and are currently under review by our external auditors.
          The Company’s IFRS conversion project is progressing according to schedule. The process of transitioning from current GAAP to IFRS is substantially completed. The Company has obtained an understanding of IFRS from training with external advisors and by preparing analyses of differences between Canadian GAAP and IFRS standards. The Company brought some modifications to its financial information system in order to accommodate the required changes. In addition, the Company’s internal and disclosure control processes, as currently designed, will not need significant modifications as a result of the conversion to IFRS. The changes required by IFRS have been communicated to the relevant personnel in the organization, including plant controllers as well as the members of the Audit Committee.
          We have also assessed the impacts of adopting IFRS on our debt covenants and other contractual arrangements and have not identified any compliance issue.
          As the project progresses, the Company could alter its intentions as a result of changes to international standards currently in development, or in light of new information or other external factors that could arise between now and when the changeover will be completed.
          The following disclosure highlights the initial adjustments required to be made on adoption of IFRS in order to provide an opening balance sheet and the significant accounting policies required or expected to be applied by us subsequent to adoption that will be significantly different from our current accounting policies. This discussion has been prepared using the standards and interpretations currently issued and expected to be effective at the end of our first annual IFRS reporting period, which will be December 31, 2011. The following discussion, including the quantitative impact on the opening balance sheet, is subject to change.
          As a result of the IFRS changeover, the Company’s equity will decrease by 16%, or $213 million, at the Transition Date mainly due to the measurement methodology difference of impairment on assets and the accounting treatment of actuarial losses related to employee benefit plans in accordance with the application of the available exemptions under IFRS 1, First-time Adoption of International Financial Reporting Standards.
IFRS 1: First-time Adoption of International Financial Reporting Standards
          Adoption of IFRS requires the application of IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively. However, IFRS 1 does require certain mandatory exceptions and permits optional exemptions for certain standards. The following are the optional exemptions available under IFRS 1 significant to us that we expect to apply in preparing our first consolidated financial statements under IFRS.
IFRS Exemption Options
1.	Business combinations—IFRS 1 provides the option to apply IFRS 3, Business Combinations, retrospectively or prospectively from the Transition Date. The retrospective basis would require restatement of all business combinations that occurred prior to the Transition Date. The Company elected not to retrospectively apply IFRS 3 to business combinations that occurred prior to its Transition Date, and such business combinations have not been restated.

CASCADES — ANNUAL REPORT 2010 — MANAGEMENT’S DISCUSSION & ANALYSIS	25

2.	Employee benefits—IFRS 1 provides the option to retrospectively apply the corridor approach under IAS 19, Employee Benefits, for the recognition of actuarial gains and losses, or recognize all cumulative gains and losses deferred under Canadian GAAP in opening retained earnings at the Transition Date. The Company elected to recognize all cumulative actuarial gains and losses that existed at its Transition Date in opening retained earnings for all of its employee benefit plans.

3.	Currency translation differences (“CTA”) — Retrospective application of IFRS would require the Company to determine cumulative currency translation differences in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, from the date a subsidiary or equity method investee was formed or acquired. IFRS 1 permits cumulative translation gains and losses to be reset to zero at Transition Date. The Company elected to reset all cumulative translation gains and losses to zero in opening retained earnings at its Transition Date.

4.	Fair value as deemed cost—IFRS 1 allows an entity to adopt a fair value method for any elements of property, plant and equipment at the Company’s discretion and designate fair value as deemed cost as at the Transition Date under IFRS 1. An entity may also elect to recalculate original cost and amortization terms previously determined under Canadian GAAP retrospectively in accordance with IAS 16 Property, Plant and Equipment. The Company elected to record property, plant and equipment at cost at the Transition Date.

5.	Asset retirement obligations—IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities requires an entity to determine the obligation to dismantle, remove and restore items of property, plant and equipment in accordance with IFRS from the acquisition date of the asset. IFRS 1 allows an entity to apply prospectively the requirement of IFRIC 1. In accounting for changes in asset retirement obligations, the guidance in IFRS requires changes in such obligations to be added to or deducted from the cost of the asset to which it relates. The adjusted depreciable amount of the asset is then depreciated prospectively over its remaining useful life. The Company elected to measure the liability and the related depreciation effects at the Transition Date.

6.	Designation of previously recognized financial instruments—IFRS 1 allows an entity to designate, at the Transition Date, a financial asset as Available For Sale (“AFS”). After the Transition Date, any gain or loss arising from a change in fair value of a financial asset classified as AFS is recognized in Other Comprehensive Income “OCI”, except for impairment losses and foreign exchange gains and losses. The cumulative gain and loss recognized in OCI is recycled through profit or loss when the financial asset is derecognized. The Company elected to apply this exemption to a financial asset previously designed as Held For Trading.

7.	Borrowing costs—IFRS 1 provides the option to apply IAS 23, Borrowing costs, retrospectively or prospectively from the Transition Date. IAS 23 requires an entity to capitalize borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A “qualifying asset” is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. The Company elected to apply this exemption prospectively from its Transition Date.
IFRS Mandatory Exceptions
          The applicable mandatory exceptions in IFRS 1 applied by the Company in the conversion from Canadian GAAP to IFRS are described below:
1.	Hedge accounting—Hedge accounting can only be applied prospectively from the Transition Date to transactions that satisfy the hedge accounting criteria in IAS 39, Financial Instruments: Recognition and Measurement, at that date. Hedging relationships cannot be designated retrospectively and the supporting documentation cannot be created retrospectively. As a result, only hedging relationships that satisfy the hedge accounting criteria as of the Transition Date are recorded as hedges in the Company’s results under IFRS. All derivatives, whether they meet IAS 39 criteria for hedge accounting or not, were fair valued and recorded in the statement of financial position.
2.	Estimates—Hindsight is not used to create or revise estimates. The estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS.
3.	Derecognition of financial assets and liabilities—Financial assets and liabilities derecognized before January 1, 2004, are not re-recognized under IFRS. The application of the exemption from restating comparative figures for IAS 32 and IAS 39 means that the Company recognized from January 1, 2010, any financial asset and financial liability derecognized since January 1, 2004, that does not meet the IAS 39 derecognition criteria. The Company did not choose to apply the IAS 39 derecognition criteria to an earlier date.

CASCADES — ANNUAL REPORT 2010 — MANAGEMENT’S DISCUSSION & ANALYSIS	26

The preliminary impacts of adopting IFRS on our unaudited opening balance sheet as of January 1, 2010, are as follows:

	Preliminary impacts
		IAS 19			IAS 31
		Employee	IAS 36	IAS 21	IAS 39	Joint	Disclosure
IFRS Opening balance sheet		benefits	Impairment	CTA	Factoring	Ventures	and others
As at January 1, 2010	CDN GAAP	Note 1	Note 2	Note 3	Note 4	Note 5	Note 6	IFRS

(In millions of Canadian dollars)

Assets
Current assets
Cash and cash equivalents	19	—	—	—	—	(11)	—	8
Accounts receivable	524	—	—	—	15	(69)	(14)	456
Current income tax assets	13	—	—	—	—	—	—	13
Inventories	520	—	—	—	—	(53)	—	467
Financial assets	—	—	—	—	—	—	14	14
Future income tax assets	6	—	—	—	—	—	(6)	—

	1,082	—	—	—	15	(133)	(6)	958
Long-term assets
Property, plant and equipment	1,912	—	(149)	—	—	(125)	(1)	1,637
Intangible assets	165	—	(9)	—	—	(22)	—	134
Other assets	317	(80)	—	—	—	(6)	(167)	64
Goodwill	316	—	—	—	—	(1)	—	315
Investments in associates and joint ventures	—	—	—	—	—	116	144	260
Financial assets	—	—	—	—	—	—	19	19
Future income tax assets	—	—	—	—	—	—	74	74

	3,792	(80)	(158)	—	15	(171)	63	3,461
Liabilities and Shareholders’ equity
Current liabilities
Bank loans and advances	83	—	—	—	—	(33)	—	50
Accounts payable and accrued liabilities	498	—	—	—	15	(71)	(40)	402
Provisions	—	—	—	—	—	—	24	24
Current income taxes liabilities	1	—	—	—	—	—	—	1
Future income tax liabilities	6	—	—	—	—	—	(6)	—
Current portion of long-term debt	10	—	—	—	—	(4)	—	6

	598	—	—	—	15	(108)	(22)	483
Long-term liabilities
Long-term debt	1,459	—	—	—	—	(36)	—	1,423
Future income tax liabilities	203	(34)	(38)	—	—	(12)	73	192
Provisions for contingencies and charges	—	—	—	—	—	—	31	31
Financial liabilities	—	—	—	—	—	(1)	55	54
Other liabilities	207	44	—	—	—	(14)	(71)	166

	2,467	10	(38)	—	15	(171)	66	2,349
Equity attributable to Shareholders
Capital stock	499	—	—	—	—	—	—	499
Contributed surplus	14	—	—	—	—	—	—	14
Retained earnings	700	(90)	(120)	88	—	—	(3)	575
Accumulated other comprehensive income	91	—	—	(88)	—	—	—	3

	1,304	(90)	(120)	—	—	—	(3)	1,091
Non-controlling interest	21	—	—	—	—	—	—	21
Total equity	1,325	(90)	(120)	—	—	—	(3)	1,112

	3,792	(80)	(158)	—	15	(171)	63	3,461

CASCADES — ANNUAL REPORT 2010 — MANAGEMENT’S DISCUSSION & ANALYSIS	27

CHANGES IN ACCOUNTING POLICIES
          In addition to the exemptions and exceptions discussed above, the following narratives explain the significant differences between the previous Canadian GAAP accounting policies and the current IFRS accounting policies that will be applied by the Company. Unless a quantitative impact was noted below, the impact from the change was not material to Cascades.
Note 1: Employee future benefits
          As stated in the section entitled “IFRS Exemption Options,” the Company elected to recognize all cumulative actuarial gains and losses that existed at the Transition Date in opening retained earnings for all of its employee benefit plans. As a result, the Company recognized all its cumulative actuarial losses of $99 million in the opening balance sheet.
Actuarial gains and losses
          Canadian GAAP — Actuarial gains and losses that arise in calculating the present value of the defined benefit obligation and the fair value of plan assets are recognized on a systematic and consistent basis, subject to a minimum required amortization based on a “corridor” approach. The “corridor” is 10% of the greater of the accrued benefit obligation at the beginning of the year and the fair value of plan assets at the beginning of the year. This excess of 10% is amortized as a component of pension expense on a straight-line basis over the expected average service life of active participants. Actuarial gains and losses below the 10% corridor are deferred.
          IFRS — Under IFRS there are three options to recognize the actuarial gains and losses. An entity can use the “corridor approach”, the recognition in other comprehensive income or the recognition in the statement of earnings. The Company elected to recognize all actuarial gains and losses immediately in other comprehensive income without recycling to the statement of earnings in subsequent periods. As a result, actuarial gains and losses are not amortized to the statement of earnings but rather recorded directly to comprehensive income at the end of each period. The Company adjusted its comparative pension expense to remove the amortization of actuarial gains and losses.
Past service costs
          Canadian GAAP — Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of active employees expected to benefit from the amendment.
          IFRS — These costs are amortized on a straight-line basis over the average period until the benefits become vested. To the extent that the amended benefits are already vested, past service costs are recognized immediately. As a result, the Company recognized $15 million of vested past service costs in its opening balance sheet. Accordingly, the Company adjusted its comparative pension expense to remove the amortization of the vested past service costs.
Limit on accrued benefit asset
          Canadian GAAP — When a defined benefit plan gives rise to an accrued benefit asset, a valuation allowance is recognized for any excess of the accrued benefit asset over the expected future benefit. The accrued benefit asset is presented in the statement of financial position net of the valuation allowance. A change in the valuation allowance is recognized in earnings in the period in which the change occurs.
          IFRS — Similar to Canadian GAAP, IFRS limits the recognition of the net benefit asset under certain circumstances to the amount that is recoverable. Since the Company has elected to recognize all actuarial gains and losses in other comprehensive income, changes in valuation allowance are recognized in other comprehensive income in the period in which the changes occurred as well. As a result, the Company recorded an additional liability of $10 million at the Transition Date.
          As a result of these differences, the Company credited its net pension assets and liabilities by $124 million and consequently recorded a deferred tax asset of $34 million for a net decrease of $90 million of opening retained earnings. Accordingly, considering these adjustments, 2010 IFRS pension expense is $5 million lower than Canadian GAAP pension expense.
Minimum funding requirements
          Canadian GAAP — There is no requirement to recognize a liability for minimum funding requirements if the contribution payable is not expected to be available as a refund or a future contribution reduction after it is paid into a plan.
          IFRS — A liability is recognized for minimum funding requirement contributions if the contribution payable is not expected to be available as a refund or a future contribution reduction after it is paid into the plan. As a result, the Company recorded an additional liability of $10 million at the Transition Date.

CASCADES — ANNUAL REPORT 2010 — MANAGEMENT’S DISCUSSION & ANALYSIS	28

Note 2: Impairment
Grouping of assets
          Canadian GAAP — When a long-lived asset does not have identifiable cash flows that are largely independent of those from other assets, that asset must be grouped with other related assets for impairment. This is referred to as the group of assets.
          IFRS — Grouping of assets should be done when an asset does not have identifiable cash inflows, as opposed to net cash flows, that are independent of those from other assets. This is referred to a cash generating unit “CGU”.
Recoverable amount
          Canadian GAAP — A recoverability test is performed by first comparing the undiscounted expected future cash flows to be derived from the asset to its carrying amount. If the asset does not recover its carrying value, an impairment loss is calculated as the excess of the asset’s carrying amount over its fair value.
          IFRS — An impairment loss is recorded when the recoverable amount of an asset or a CGU is less than its carrying amount. The recoverable amount is defined as the higher of the asset’s fair value less cost to sell and its value-in-use. Under the value-in-use calculation, the expected future cash flows from the asset are discounted to their net present value. As a result of the change in measurement methodology, the Company recognized impairment charges totalling $158 million and deferred tax of $38 million for a net impact of $120 million on opening retained earnings at Transition Date. As a result of this adjustment, 2010 IFRS amortization expense is $18 million lower than Canadian GAAP amortization expense.
Reversal of impairment
          Canadian GAAP — Reversal of impairment losses is not permitted.
          IFRS — Reversal of impairment losses is required for assets other than goodwill if certain criteria are met.
Note 3: Foreign currency translation adjustment
          As noted in the section entitled “IFRS Exemption Options,” the Company has applied the one-time exemption to set the CTA to zero as of January 1, 2010. An amount of $88 million was recognized in opening retained earnings. The application of the exemption had no impact on net equity.
Note 4: Factoring
          Canadian GAAP — The derecognition model for a financial asset is based on control or, more specifically, on the surrender of control.
          IFRS — According to the provisions of IAS 39, a set of criteria based mainly on the transfer of risks and rewards, as well as on the control of the financial asset, must be evaluated. The Company has accounts receivable sold into factoring arrangements that are disclosed off balance sheet under Canadian GAAP and do not satisfy the derecognition criteria at the Transition Date under IFRS and must be accounted for in opening balance sheet. The Company increased its accounts receivable and its accounts payable by $15 million at Transition Date.
Note 5: Joint ventures
Accounting method
          Canadian GAAP — The interests in joint ventures must be accounted for using the proportionate consolidation method.
          IFRS — The interests in joint ventures may be accounted for using the proportionate consolidation method or the equity method. The equity method is a method whereby an interest in a jointly controlled entity is initially recorded at cost and adjusted thereafter for post-acquisition changes in the venturer’s share of net assets. The Company elected to report its interests in joint ventures using the equity method. As a result of the application of the equity method, the Company’s assets and liabilities decreased by $171 million at Transition Date.
Note 6: Presentation and others
          The financial statements presentation in accordance with IFRS differs from Canadian GAAP presentation. The Company reclassified some items in compliance with IFRS requirements. The reclassifications concern mainly the deferred taxes and long-term provisions disclosure.
Income taxes
Accounting for uncertainty in income tax positions
          Canadian GAAP — Benefits for uncertain tax positions are determined by reference to a two step process. First, the Company determines whether it is more likely than not that an uncertain tax position will be sustained upon examination. Where the position meets that criterion of likelihood, the amount of benefit is measured as the amount for which the likelihood of realization is greater than 50%. Where the criterion of likelihood is not met, no benefit is recognized for the uncertain tax position. Additionally, under Canadian GAAP, uncertain tax positions are evaluated based solely on the technical merits of the positions. Liabilities are recorded where the technical merits are uncertain and the tax examination are not finalized.
          IFRS — The provision for uncertain tax positions is the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors, including the status of the tax authority examination. Uncertain tax positions are not evaluated solely on the technical merits of the position. No adjustment has been recorded to reflect this requirement.

CASCADES — ANNUAL REPORT 2010 — MANAGEMENT’S DISCUSSION & ANALYSIS	29

Deferred tax
          Canadian GAAP — Future taxes are split between current and non-current components on the basis of either (1) the underlying asset or liability or (2) the expected reversal of items not related to an asset or liability.
          IFRS — All deferred tax assets and liabilities are classified as non-current. The comparative figures have been reclassified to comply with this requirement.
Income tax effect of other reconciling differences between Canadian GAAP and IFRS
          All quantitative impacts on opening retained earning shown in the table above are disclosed net of tax.
Provisions and contingent liabilities
          Canadian GAAP — A provision must be discounted using the entity’s credit-adjusted risk-free rate.
          IFRS — A provision must be discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. Risk adjustments should be made to the discount rate if such risks are not inherent in the estimated cash outflows. The quantitative impact of this change is not significant.
Derivative instruments and hedging activities
          The Company has prospectively applied hedge accounting to those hedging relationships that satisfy the hedge accounting criteria of IAS 39 at its Transition Date in accordance with the transition requirement of IFRS.
Hedge accounting
          Canadian GAAP — If certain conditions are met, the “short cut method” and the “critical terms match” method can be used for the assessment and measurement of ineffectiveness and, for certain hedges, an assumption of no ineffectiveness can be made.
          IFRS — IFRS does not permit the use of the short cut and the critical terms match methods for the assessment and measurement of effectiveness in a hedging relationship. Ineffectiveness must be measured at each reporting period throughout the life of the hedging relationship. Under IAS 39, the Company uses the “hypothetical derivative method” to assess the effectiveness of its hedging relationships. As a result, the Company measured ineffectiveness at each 2010 IFRS reporting periods and recognized related amounts in earnings. The quantitative impact of this change is not significant.
Ongoing IFRS to Canadian GAAP differences
Joint venture
          The IASB is currently considering Exposure Draft 9 Joint Arrangements (“ED 9”), which is intended to modify IAS 31 Interests in Joint Ventures (“IAS 31”), which sets out the current requirements for the accounting for interests in joint ventures under IFRS. The IASB has indicated that it expects to issue a new standard to replace IAS 31 in early 2011. Currently, under Canadian GAAP, we proportionately account for interests in joint ventures. ED 9 proposes to eliminate the option to proportionately consolidate interests in jointly controlled entities and requires an entity to recognize its interest using the equity method. The equity method is a method whereby an interest in a jointly controlled entity is initially recorded at cost and adjusted thereafter for post-acquisition changes in the venturer’s share of net assets.
CONTROLS AND PROCEDURES
Evaluation of the effectiveness of disclosure controls and procedures, and internal control over financial reporting
          Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information required to be disclosed in reports filed with securities regulatory authorities is recorded, processed, summarized and reported on a timely basis, and is gathered and reported to senior management, including the President and Chief Executive Officer and the Vice-President and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.
          The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures related to the preparation of Management’s discussion and analysis and the consolidated financial statements. They have concluded that the design and operation of disclosure controls were effective as at December 31, 2010.
          Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP. The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2010, based on the framework established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, they have concluded that the Company’s internal control over financial reporting was effective as at December 31, 2010, and expect to certify the Company’s annual filings with the U.S. Securities and Exchange Commission on Form 40-F, as required by the United States Sarbanes Oxley Act.
          There has been no changes to the Company’s internal controls over financial reporting during the quarter ended December 31, 2010, that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.
RISK MANAGEMENT
          As part of its ongoing business operations, the Company is exposed to certain market risks, including risks ensuing from changes in selling prices for its principal products, costs of raw materials, interest rates and foreign currency exchange rates, all of which impact the Company’s

CASCADES — ANNUAL REPORT 2010 — MANAGEMENT’S DISCUSSION & ANALYSIS	30

financial position, operating results and cash flows. The Company manages its exposure to these and other market risks through regular operating and financing activities and, on a limited basis, through the use of derivative financial instruments. We use these derivative financial instruments as risk management tools, not for speculative investment purposes. The following is a discussion of key areas of business risks and uncertainties that we have identified, and our mitigating strategies. The risk areas below are listed in no particular order, as risks are evaluated based on both severity and probability. Readers are cautioned that the following is not an exhaustive list of all the risks we are exposed to, nor will our mitigation strategies eliminate all risks listed.
a)	The markets for some of the Company’s products tend to be cyclical in nature and prices for some of its products, as well as raw materials and energy costs, may fluctuate significantly, which can adversely affect its business, operating results, profitability and financial position.
          The markets for some of the Company’s products, particularly containerboard and boxboard, are highly cyclical. As a result, prices for these types of products and for its two principal raw materials, recycled paper and virgin fibre, have fluctuated significantly in the past and will likely continue to fluctuate significantly in the future, principally due to market imbalances between supply and demand. Demand is heavily influenced by the strength of the global economy and the countries or regions in which Cascades does business, particularly Canada and the United States, the Company’s two primary markets. Demand is also influenced by fluctuations in inventory levels held by customers and consumer preferences. Supply depends primarily on industry capacity and capacity utilization rates. In periods of economic weakness, reduced spending by consumers and businesses results in decreased demand which can potentially cause downward price pressure. Industry participants may also, at times, add new capacity or increase capacity utilization rates, potentially causing supply to exceed demand and exerting downward price pressure. Depending on market conditions and related demand, Cascades may have to take market-related downtime. In addition, the Company may not be able to maintain current prices or implement additional price increases in the future. If Cascades is not able to do so, its revenues, profitability and cash flows could be adversely affected. In addition, other participants may introduce new capacity or increase capacity utilization rates, which could also adversely affect the Company’s business, operating results and financial position. Prices for recycled and virgin fibre also fluctuate considerably. The costs of these materials present a potential risk to the Company’s profit margins, to the extent that it is unable to pass along price increases to its customers on a timely basis. Although changes in the price of recycled fibre generally correlate with changes in the price of products made from recycled paper, this may not always be the case. To the extent that Cascades is not able to implement increases in the selling prices for its products to compensate for increases in the price of recycled or virgin fibre, the Company’s profitability and cash flows would be adversely affected. In addition, Cascades uses energy, mainly natural gas and fuel oil, to generate steam, which it then uses in the production process and to operate machinery. Energy prices, particularly for natural gas and fuel oil, have continued to remain very volatile. Cascades continues to evaluate its energy costs and consider ways to factor energy costs into its pricing. However, if energy prices were to increase, the Company’s production costs, competitive position and operating results would be adversely affected. A substantial increase in energy costs would adversely affect the Company’s operating results and could have broader market implications that could further adversely affect the Company’s business or financial results.
          To mitigate price risk, our strategies include the use of various derivative financial instrument transactions, whereby it sets the price for notional quantities of old corrugated containers, electricity and natural gas.
          Additional information on our North American raw material, electricity and natural gas hedging programs as at December 31, 2010, is set out below:
North American Finished Products and Raw Materials Hedging

	Old
	Corrugated		Sorted
	Containers		Office Paper
Quantity hedge	137,000 s.t.		44,500 s.t.
% of annual consumption hedged	5%		4%
Average price	$US111/s.t.		$US187/s.t.
Fair value as at December 31, 2010 (in millions of Canadian dollars)	2.4	[1]	0.7

1	Based on diverse index.
North American Electricity Hedging

	United States		Canada
Electricity consumption		28%	72%
Electricity consumption in a regulated market		48%	77%
% of consumption hedged in a deregulated market		37%	27%
Average price	US$	0.045/KWh	$0.042/KWh
Fair value as at December 31, 2010 (in millions of Canadian dollars)		(0.7)	(0.4)

North American Natural Gas Hedging

	United States		Canada
Natural gas consumption		45%	55%
% of consumption hedged		69%	31%
Average price	US$	6.33/mmBtu	$5.78/GJ
Fair value as at December 31, 2010 (in millions of Canadian dollars)		(11.6)	(11.1)

CASCADES — ANNUAL REPORT 2010 — MANAGEMENT’S DISCUSSION & ANALYSIS	31

b)	Cascades faces significant competition and some of its competitors may have greater cost advantages or be able to achieve greater economies of scale or be able to better withstand periods of declining prices and adverse operating conditions, which could negatively affect the Company’s market share and profitability.
          The markets for the Company’s products are highly competitive. In some of the markets in which Cascades competes, particularly in tissue and boxboard, it competes with a small number of other producers. In some businesses, such as the containerboard industry, competition tends to be global. In others, such as the tissue industry, competition tends to be regional. In the Company’s packaging products segment, it also faces competition from alternative packaging materials, such as vinyl, plastic and styrofoam, which can lead to excess capacity, decreased demand and pricing pressures. Competition in the Company’s markets is primarily based upon price as well as customer service and the quality, breadth and performance characteristics of its products. The Company’s ability to compete successfully depends on a variety of factors, including:
•	its ability to maintain high plant efficiencies, operating rates and lower manufacturing costs;

•	the availability, quality and cost of raw materials, particularly recycled and virgin fibre, and labour; and

•	the cost of energy.
          Some of the Company’s competitors may, at times, have lower fibre, energy and labour costs, and less restrictive environmental and governmental regulations to comply with than Cascades does. For example, fully integrated manufacturers, which are those manufacturers whose requirements for pulp or other fibre are met fully from their internal sources, may have some competitive advantages over manufacturers that are not fully integrated, such as Cascades, in periods of relatively high raw materials pricing, in that the former are able to ensure a steady source of these raw materials at costs that may be lower than prices in the prevailing market. In contrast, competitors that are less integrated than Cascades may have cost advantages in periods of relatively low pulp or fibre prices because they may be able to purchase pulp or fibre at prices lower than the costs the Company incurs in the production process. Other competitors may be larger in size or scope than Cascades is, which may allow them to achieve greater economies of scale on a global basis or allow them to better withstand periods of declining prices and adverse operating conditions. In addition, there has been an increasing trend among the Company’s customers towards consolidation. With fewer customers in the market for the Company’s products, the strength of its negotiating position with these customers could be weakened, which could have an adverse effect on its pricing, margins and profitability.
          To mitigate competition risk, Cascades’ targets are to offer quality products that meet customers’ needs at competitive prices and to give good customer service.
c)	Because of the Company’s international operations, it faces political, social and exchange rate risks that can negatively affect its business, operating results, profitability and financial condition.
          Cascades has customers and operations located outside Canada. In 2010, sales outside Canada represented approximately 59% of the Company’s consolidated sales, including 44% to the United States. In 2010, 25% of sales from Canadian operations were made to the United States.
          The Company’s international operations present it with a number of risks and challenges, including:
•	the effective marketing of its products in other countries;

•	tariffs and other trade barriers; and

•	different regulatory schemes and political environments applicable to the Company’s operations, in areas such as environmental and health and safety compliance.
          In addition, the Company’s consolidated financial statements are reported in Canadian dollars, while a portion of its sales is made in other currencies, primarily the U.S. dollar and the euro. The appreciation of the Canadian dollar against the U.S. dollar over the last few years has adversely affected the Company’s reported operating results and financial condition. This had a direct impact on export prices and also contributed to reducing Canadian dollar prices in Canada, because several of the Company’s product lines are priced in U.S. dollars. However, a substantial portion of the Company’s debt is also denominated in currencies other than the Canadian dollar. The Company has senior notes outstanding and also some borrowings under its credit facility that are denominated in U.S. dollars and in euros in the amount of US$763 million and €64 million respectively.
          Moreover, in some cases, the currency of the Company’s sales does not match the currency in which it incurs costs, which can negatively affect the Company’s profitability. Fluctuations in exchange rates can also affect the relative competitive position of a particular facility, where the facility faces competition from non-local producers, as well as the Company’s ability to successfully market its products in export markets. As a result, the continuing appreciation of the Canadian dollar can affect the profitability of the Company’s facilities, which could lead Cascades to shut down facilities either temporarily or permanently, all of which could adversely affect its business or financial results.
          To mitigate the risk of currency rises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations, which are partially covered by purchases and debt, management has implemented a policy for managing foreign exchange risk against the relevant functional currency.
          The Company uses various foreign-exchange forward contracts and related currency option instruments to anticipate sales net of purchases, interest expenses and US$ denominated debt repayment. Gains or losses from the derivative financial instruments designated as hedges are recorded under “Accumulated Other Comprehensive Income” and are reclassified under earnings in accordance with the hedge items.
          Additional information on our North American foreign exchange hedging program is set out below:

CASCADES — ANNUAL REPORT 2010 — MANAGEMENT’S DISCUSSION & ANALYSIS	32

North American foreign exchange hedging

Sell contracts and options	2011	2012	2013
Total amount in millions of U.S. dollars	64.5	0.5	397.5
Estimated % of Sales, net of expenses from Canadian operations	30%	n/a	n/a
Estimated % of US$ denominated debt	n/a	n/a	52%
Average rate (CAN$)	1.1249	1.0727	1.1759

Fair value as at December 31, 2010 (in millions of Canadian dollars)	8.0	—	(61.8)

d)	The Company’s operations are subject to comprehensive environmental regulations and involve expenditures that may be material in relation to its operating cash flow.
          The Company is subject to environmental laws and regulations imposed by the various governments and regulatory authorities in all countries in which it operates. These environmental laws and regulations impose stringent standards on the Company regarding, among other things:
•	air emissions;

•	water discharges;

•	use and handling of hazardous materials;

•	use, handling and disposal of waste; and

•	remediation of environmental contamination.
          The Company is also subject to the U.S. Federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) as well as to other applicable legislation in the United States, Canada and Europe that holds companies accountable for the investigation and remediation of hazardous substances. The Company’s European subsidiaries are also subject to the Kyoto protocol, aimed at reducing worldwide CO2 emissions. Each unit has been allocated emission rights (“CO2 quota”). On a calendar-year basis, the Company must buy the necessary credits to cover its deficit, on the open market, if its emissions are higher than quota.
          The Company’s failure to comply with applicable environmental laws, regulations or permit requirements may result in civil or criminal fines, penalties or enforcement actions. These may include regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, the installation of pollution control equipment or remedial actions, any of which could entail significant expenditures. It is difficult to predict the future development of such laws and regulations, or their impact on future earnings and operations, but these laws and regulations may require capital expenditures to ensure compliance. In addition, amendments to, or more stringent implementation of, current laws and regulations governing the Company’s operations could have a material adverse effect on its business, operating results or financial position. Furthermore, although Cascades generally tries to plan for capital expenditures relating to environmental and health and safety compliance on an annual basis, actual capital expenditures may exceed those estimates. In such an event, Cascades may be forced to curtail other capital expenditures or other activities. In addition, the enforcement of existing environmental laws and regulations has become increasingly strict. The Company may discover currently unknown environmental problems or conditions in relation to its past or present operations, or may face unforeseen environmental liabilities in the future. These conditions and liabilities may:
•	require site remediation or other costs to maintain compliance or correct violations of environmental laws and regulations; or

•	result in governmental or private claims for damage to person, property or the environment.
          Either of these could have a material adverse effect on the Company’s financial condition or operating results.
          Cascades may be subject to strict liability and, under specific circumstances, joint and several (solidary) liability for the investigation and remediation of soil, surface and groundwater contamination, including contamination caused by other parties, at properties that it owns or operates, and at properties where the Company or its predecessors have arranged for the disposal of regulated materials. As a result, the Company is involved from time to time in administrative and judicial proceedings and inquiries relating to environmental matters. The Company may become involved in additional proceedings in the future, the total amount of future costs and other environmental liabilities of which could be material.
          To date, the Company is in compliance, in all material respects, with all applicable environmental legislation or regulations. However, we expect to incur ongoing capital and operating expenses in order to achieve and maintain compliance with applicable environmental requirements.
e)	Cascades may be subject to losses that might not be covered in whole or in part by its insurance coverage.
          Cascades carries comprehensive liability, fire and extended coverage insurance on most of its facilities, with policy specifications and insured limits customarily carried in its industry for similar properties. The cost of the Company’s insurance policies has increased over the past few years. In addition, some types of losses, such as losses resulting from wars, acts of terrorism or natural disasters, are generally not insured because they are either uninsurable or not economically practical. Moreover, insurers have recently become more reluctant to insure against these types of events. Should an uninsured loss or a loss in excess of insured limits occur, Cascades could lose capital invested in that property, as well as the anticipated future revenues derived from the manufacturing activities conducted at that property, while remaining obligated for any mortgage indebtedness or other financial obligations related to the property. Any such loss could adversely affect its business, operating results or financial condition.
          To mitigate the risk subject to insurance coverage, the Company reviews its strategy annually with the Board of Directors and is seeking different alternatives to achieve more efficient forms of insurance coverage, at the lowest costs possible.
f)	Labour disputes could have a material adverse effect on the Company’s cost structure and ability to run its mills and plants.

CASCADES — ANNUAL REPORT 2010 — MANAGEMENT’S DISCUSSION & ANALYSIS	33

          As of December 2010, the Company had approximately 12,400 employees, of whom approximately 11,700 were employees of its Canadian and United States operations. Approximately 46% of the Company’s employees are unionized under 46 separate collective bargaining agreements. In addition, in Europe, some of the Company’s operations are subject to national industry collective bargaining agreements that are renewed on an annual basis. The Company’s inability to negotiate acceptable contracts with these unions upon expiration of an existing contract could result in strikes or work stoppages by the affected workers and increased operating costs as a result of higher wages or benefits paid to union members. If the unionized workers were to engage in a strike or another form of work stoppage, Cascades could experience a significant disruption in operations or higher labour costs, which could have a material adverse effect on its business, financial condition, operating results and cash flow. Of the Company’s 46 collective bargaining agreements, 10 will expire in 2011 and 13 more in 2012. The Company generally begins the negotiation process several months before agreements are due to expire and is currently in the process of negotiating with the unions where the agreements have expired or will soon expire. However, Cascades may not be successful in negotiating new agreements on satisfactory terms, if at all.
g)	Cascades may make investments in entities that it does not control and may not receive dividends or returns from those investments in a timely fashion or at all.
          Cascades has established joint ventures and made minority interest investments to increase its vertical integration, enhance customer service and increase efficiencies in its marketing and distribution in the United States and other markets. The Company’s principal joint ventures and minority investments include:
•	three 50%-owned joint ventures with Sonoco Products Company, two of which are in Canada and one in the United States, that produce specialty paper packaging products such as headers, rolls and wrappers;

•	a 73%-owned interest in Cascades Recovery Inc., a Canadian operator of wastepaper recovery and recycling operations;

•	a 35% interest in Boralex Inc., a public Canadian corporation and a major electricity producer whose core business is the development and operation of power stations that generate renewable energy with operations in Canada, the northeastern United States and France; and

•	a 39.66%-owned joint venture interest in RdM, a European manufacturer of recycled boxboard.
          Except for Cascades Recovery, Cascades does not have effective control over these entities. The Company’s inability to control entities in which it invests may affect its ability to receive distributions from those entities or to fully implement its business plan. The incurrence of debt or entrance into other agreements by an entity not under the Company’s control may result in restrictions or prohibitions on that entity’s ability to pay distributions to the Company. Even where these entities are not restricted by contract or by law from paying dividends or making distributions to Cascades, the Company may not be able to influence the making or timing of these dividends or distributions. In addition, if any of the other investors in a non-controlled entity fails to observe its commitments, the entity may not be able to operate according to its business plan or Cascades may be required to increase its level of commitment. If any of these events were to transpire, the Company’s business, operating results, financial condition and ability to make payments on the Notes could be adversely affected.
          In addition, the Company has entered into various shareholder agreements relating to its joint ventures and equity investments. Some of these agreements contain “shotgun” provisions, which provide that if one shareholder offers to buy all the shares owned by the other parties to the agreement, the other parties must either accept the offer or purchase all the shares owned by the offering shareholder at the same price and conditions. Some of the agreements also provide that in the event that a shareholder is subject to bankruptcy proceedings or otherwise defaults on any indebtedness, the non-defaulting parties to that agreement are entitled to invoke the shotgun provision or sell their shares to a third party. The Company’s ability to purchase the other shareholders’ interests in these joint ventures if they were to exercise these shotgun provisions could be limited by the covenants in the Company’s credit facility and the indenture. In addition, Cascades may not have sufficient funds to accept the offer or the ability to raise adequate financing should the need arise, which could result in the Company having to sell its interests in these entities or otherwise alter its business plan.
          On September 13, 2007, we entered into a Combination Agreement with RdM, a publicly traded Italian company that is the second largest recycled boxboard producer in Europe. The Combination Agreement was amended on June 12, 2009. The Combination Agreement provides, among other things, that RdM and Cascades are granted an irrevocable Call Option or Put Option, respectively, to purchase two European virgin boxboard mills of Cascades (the “Virgin Assets”). RdM may exercise its Call Option 120 days after delivery of Virgin Assets Financials for the year ended December 31, 2011, by Cascades to RdM. Cascades may exercise its Put Option 120 days after delivery of Virgin Assets Financials for the year ended December 31, 2012, by Cascades to RdM. The Call Option Price shall be equal to 6.5 times the 2011 audited EBITDA of the Virgin Assets as per the Virgin Assets Financials at December 31, 2011. The Put Option Price shall be equal to 6 times the 2012 audited EBITDA of the Virgin Assets as per the Virgin Assets Financials for the year ended December 31, 2012. Cascades Europe is also granted the right to require that all of the Call Option Price or Put Option Price, as the case may be, be paid in newly issued ordinary shares of RdM.
          In 2010, the Company entered into a put and call agreement with Industria E Innovazione (“Industria”) whereby Cascades has the option to buy 9.07% of the shares of RdM (100% of the shares held by Industria) for €0.43 per share between March 1, 2011 and December 31, 2012. Industria also has the option to require the Company to purchase its shares for €0.41 per share between January 1, 2013 and March 31, 2014.
h)	Acquisitions have been and are expected to continue to be a substantial part of the Company’s growth strategy, which could expose the Company to difficulties in integrating the acquired operation, diversion of management time and resources, and unforeseen liabilities, among other business risks.
          Acquisitions have been a significant part of the Company’s growth strategy. Cascades expects to continue to selectively seek strategic acquisitions in the future. The Company’s ability to consummate and to integrate effectively any future acquisitions on terms that are favourable to it may be limited by the number of attractive acquisition targets, internal demands on its resources and, to the extent necessary, its ability to obtain financing on satisfactory terms, if at all. Acquisitions may expose the Company to additional risks, including:
•	difficulty in integrating and managing newly acquired operations and in improving their operating efficiency;

•	difficulty in maintaining uniform standards, controls, procedures and policies across all of the Company’s businesses;

CASCADES — ANNUAL REPORT 2010 — MANAGEMENT’S DISCUSSION & ANALYSIS	34

•	entry into markets in which Cascades has little or no direct prior experience;

•	the Company’s ability to retain key employees of the acquired company;

•	disruptions to the Company’s ongoing business; and

•	diversion of management time and resources.
          In addition, future acquisitions could result in Cascades incurring additional debt to finance the acquisition, or possibly assuming additional debt as part of it, as well as costs, contingent liabilities and amortization expenses. The Company may also incur costs and divert management attention for potential acquisitions that are never consummated. For acquisitions Cascades does consummate, expected synergies may not materialize. The Company’s failure to effectively address any of these issues could adversely affect its operating results, financial condition and ability to service debt, including its outstanding senior notes.
          Although Cascades generally performs a due diligence investigation of the businesses or assets that it acquires, and anticipates continuing to do so for future acquisitions, the acquired business or assets may have liabilities that Cascades fails or is unable to uncover during its due diligence investigation and for which the Company, as a successor owner, may be responsible. When feasible, the Company seeks to minimize the impact of these types of potential liabilities by obtaining indemnities and warranties from the seller, which may in some instances be supported by deferring payment of a portion of the purchase price. However, these indemnities and warranties, if obtained, may not fully cover the liabilities because of their limited scope, amount or duration, the financial resources of the indemnitor or warrantor, or other reasons.
i)	The Company undertakes impairment tests, which could result in a write-down of the value of assets and, as a result, could have a material adverse effect.
          Canadian GAAP require that Cascades regularly undertake impairment tests of long-lived assets and goodwill to determine whether a write-down of such assets is required. A write-down of asset value as a result of impairment tests would result in a non-cash charge that reduces the Company’s reported earnings. Further, a reduction of the Company’s asset value could have a material adverse effect on the Company’s compliance with total debt to capitalization tests under its current credit facilities and, as a result, limit its ability to access further debt capital.
j)	Certain Cascades insiders collectively own a substantial percentage of the Company’s common shares.
          Messrs. Bernard, Laurent and Alain Lemaire (“the Lemaires”) collectively own 32.4% of the common shares, and there may be situations in which their interests and the interests of other holders of common shares will not be aligned. Because the Company’s remaining common shares are widely held, the Lemaires may be effectively able to:
•	elect all of the Company’s directors and, as a result, control matters requiring Board approval;

•	control matters submitted to a shareholder vote, including mergers, acquisitions and consolidations with third parties, and the sale of all or substantially all of the Company’s assets; and

•	otherwise control or influence the Company’s business direction and policies.
          In addition, the Lemaires may have interests in pursuing acquisitions, divestitures or other transactions that, in their judgment, could enhance the value of their equity investment, even though the transactions might involve increased risk to the holders of the common shares.
k)	If Cascades is not successful in retaining or replacing its key personnel, particularly if the Lemaires do not stay active in the Company’s business, its business, financial condition or operating results could be adversely affected.
          The Lemaires are key to the Company’s management and direction. Although Cascades believes that the Lemaires will remain active in the business and that Cascades will continue to be able to attract and retain other talented personnel and replace key personnel should the need arise, competition in recruiting replacement personnel could be significant. However, the appointment of Mario Plourde, in February 2011, as new Chief Operating Officer (COO) is a part of the transition process. The new COO has more than 25 years of seniority within the Company. Cascades does not carry key man insurance on the Lemaires or any other members of its senior management.
l) Risks relating to the Company’s indebtedness and liquidity
          The significant amount of the Company’s debt could adversely affect its financial health and prevent it from fulfilling the Company’s obligations under its outstanding indebtedness. The Company has a significant amount of debt. As of December 31, 2010, it had $1.46 billion in outstanding debt on a consolidated basis, including capital-lease obligations and its proportionate share of the debt of its joint ventures. The Company also had approximately $364 million available under its revolving credit facility and those of its joint ventures. On the same basis, its consolidated ratio of total debt to capitalization as of December 31, 2010, was 53.7%. The Company’s actual financing expense for 2010 was $109 million. Cascades also has significant obligations under operating leases, as described in its audited consolidated financial statements that are incorporated by reference herein.
          On February 10, 2011, the Company entered into an agreement to amend and extend, for 4 years, its existing bank credit agreement. Under the terms of the amendment, the existing financial covenants will remain unchanged. As a result of the amendment, the interest rate applicable to borrowings outstanding will be reduced from 2.750% to 2.125%. Also, the amendment did not include the renewal of the term loan in the amount of $100 million as it was repaid in full on December 30, 2010.
          In 2009, the Company refinanced a portion of its long-term debt to extend its maturity profile from 2013 to 2016, 2017 and 2020. This refinancing caused the Company to incur a higher average interest rate compared to 2008.
          The Company has outstanding senior notes rated by Moody’s Investor Service (“Moody’s”) and Standard & Poor’s (“S&P”).

CASCADES — ANNUAL REPORT 2010 — MANAGEMENT’S DISCUSSION & ANALYSIS	35

     The following table reflects the Company’s secured debt rating/corporate rating/unsecured debt rating as at the date on which this MD&A was approved by the Board of Directors, and the evolution of these ratings compared to past years:

Credit Rating (outlook)	Moody’s	Standard & Poor’s
2004	Ba1/Ba2/Ba3 (stable)	BBB-/BB+/BB+ (negative)
2005/2006	Ba1/Ba2/Ba3 (stable)	BB+/BB/BB- (negative)
2007	Baa3/Ba2/Ba3 (stable)	BBB-/BB/BB- (stable)
2008	Baa3/Ba2/Ba3 (negative)	BB+/BB-/B+ (negative)
2009	Baa3/Ba2/Ba3 (stable)	BB+/BB-/B+ (stable)
2010	Baa3/Ba2/Ba3 (stable)	BB+/BB-/B+ (stable)
          This facility is in place with a core group of highly rated international banks. The Company may decide to enter into certain derivative instruments to reduce interest rates and foreign exchange exposure.
          The Company’s leverage could have important consequences to holders of its common shares. For example, it could:
•	make it more difficult for the Company to satisfy its obligations with respect to its indebtedness;

•	increase the Company’s vulnerability to competitive pressures and to general adverse economic or market conditions and require it to dedicate a substantial portion of its cash flow from operations to servicing debt, reducing the availability of its cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

•	limit its flexibility in planning for, or reacting to, changes in its business and industry; and

•	limit its ability to obtain additional sources of financing.
          Cascades may incur additional debt in the future, which would intensify the risks it now faces as a result of its leverage as described above. Even though we are substantially leveraged, we and our subsidiaries will be able to incur substantial additional indebtedness in the future. Although our credit facility and the indentures governing the Notes and our existing notes restrict us and our restricted subsidiaries from incurring additional debt, these restrictions are subject to important exceptions and qualifications. If we or our subsidiaries incur additional debt, the risks that we and they now face as a result of our leverage could intensify.
The Company’s operations are substantially restricted by the terms of its debt, which could limit its ability to plan for or react to market conditions, or to meet its capital needs.
          The Company’s credit facilities and the indenture governing its senior Notes include a number of significant restrictive covenants. These covenants restrict, among other things, the Company’s ability to:
•	borrow money;

•	pay dividends on stock or redeem stock or subordinated debt;

•	make investments;

•	sell capital stock in subsidiaries;

•	guarantee other indebtedness;

•	enter into agreements that restrict dividends or other distributions from restricted subsidiaries;

•	enter into transactions with affiliates;

•	create or assume liens;

•	enter into sale and leaseback transactions;

•	engage in mergers or consolidations; and

•	enter into a sale of all or substantially all of our assets.
          These covenants could limit the Company’s ability to plan for or react to market conditions, or to meet its capital needs. The Company’s current credit facility contains other, more restrictive covenants, including financial covenants that require it to achieve certain financial and operating results and maintain compliance with specified financial ratios. The Company’s ability to comply with these covenants and requirements may be affected by events beyond its control, and it may have to curtail some of its operations and growth plans to maintain compliance.
          The restrictive covenants contained in the Company’s senior Note indenture along with the Company’s credit facility do not apply to its joint ventures. However, for financial reporting purposes, Cascades consolidates these entities’ results and financial position based on its proportionate ownership interest.
The Company’s failure to comply with the covenants contained in its credit facility or its senior note indenture, including as a result of events beyond its control or due to other factors, could result in an event of default that could cause accelerated repayment of the debt.
          If Cascades is not able to comply with the covenants and other requirements contained in the indenture, its credit facility or its other debt instruments, an event of default under the relevant debt instrument could occur. If an event of default does occur, it could trigger a default under its other debt instruments, Cascades could be prohibited from accessing additional borrowing and the holders of the defaulted debt could declare amounts outstanding with respect to that debt, which would then be immediately due and payable. The Company’s assets and cash flow may not be sufficient to fully repay borrowings under its outstanding debt instruments. In addition, the Company may not be able to refinance or restructure the payments on the applicable debt. Even if the Company were able to secure additional financing, it may not be

CASCADES — ANNUAL REPORT 2010 — MANAGEMENT’S DISCUSSION & ANALYSIS	36

available on favourable terms. A significant or prolonged downtime in general business and difficult economic conditions may affect the Company’s ability to comply with its covenants and could require it to take actions to reduce its debt or to act in a manner contrary to its current business objectives.
m)	Cascades is a holding company and depends on its subsidiaries to generate sufficient cash flow to meet its debt service obligations.
          Cascades is structured as a holding company, and its only significant assets are the capital stock or other equity interests in its subsidiaries, joint ventures and minority investments. As a holding company, Cascades conducts substantially all of its business through these entities. Consequently, the Company’s cash flow and ability to service its debt obligations are dependent on the earnings of its subsidiaries, joint ventures and minority investments, and the distribution of those earnings to Cascades, or on loans, advances or other payments made by these entities to Cascades. The ability of these entities to pay dividends or make other payments or advances to Cascades will depend on their operating results and will be subject to applicable laws and contractual restrictions contained in the instruments governing their debt. In the case of the Company’s joint ventures and minority investments, Cascades may not exercise sufficient control to cause distributions to itself. Although its credit facility and the indenture respectively limit the ability of its restricted subsidiaries to enter into consensual restrictions on their ability to pay dividends and make other payments to the Company, these limitations do not apply to its joint ventures or minority investments. The limitations are also subject to important exceptions and qualifications. The ability of the Company’s subsidiaries to generate cash flow from operations that is sufficient to allow the Company to make scheduled payments on its debt obligations will depend on their future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of the Company’s control. If the Company’s subsidiaries do not generate sufficient cash flow from operations to satisfy the Company’s debt obligations, Cascades may have to undertake alternative financing plans, such as refinancing or restructuring its debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. Refinancing may not be possible, and any assets may not be able to be sold, or, if they are sold, Cascades may not realize sufficient amounts from those sales. Additional financing may not be available on acceptable terms, if at all, or the Company may be prohibited from incurring it, if available, under the terms of its various debt instruments in effect at the time. The Company’s inability to generate sufficient cash flow to satisfy its debt obligations, or to refinance its obligations on commercially reasonable terms, would have an adverse effect on its business, financial condition and operating results. The earnings of the Company’s operating subsidiaries and the amount that they are able to distribute to the Company as dividends or otherwise may not be adequate for the Company to service its debt obligations.
n)	Risks related to the common shares
The market price of the common shares may fluctuate, and purchasers may not be able to resell the common shares at or above the offering price.
          The market price of the common shares may fluctuate due to a variety of factors relative to the Company’s business, including announcements of new developments, fluctuations in the Company’s operating results, sales of the common shares in the marketplace, failure to meet analysts’ expectations, general conditions in all of our segments, or the worldwide economy. In recent years, the common shares, the stock of other companies operating in the same sectors and the stock market in general have experienced significant price fluctuations, which have been unrelated to the operating performance of the affected companies. There can be no assurance that the market price of the common shares will not continue to experience significant fluctuations in the future, including fluctuations that are unrelated to the Company’s performance.
o)	Cash-flow and fair-value interest rate risks
          As the Company has no significant interest-bearing assets, its earnings and operating cash flows are substantially independent of changes in market interest rates.
          The Company’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Company to a cash-flow interest rate risk. Borrowings issued at a fixed rate expose the Company to a fair-value interest rate risk.
p)	Credit risk
          Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions. The Company reduces this risk by dealing with creditworthy financial institutions.
          The Company is exposed to credit risk on accounts receivable from its customers. In order to reduce this risk, the Company’s credit policies include the analysis of a customer’s financial position and a regular review of its credit limits. The Company also believes that no particular concentration of credit risks exists due to the geographic diversity of its customers and the procedures in place for managing commercial risks. Derivative financial instruments include an element of credit risk, should the counterparty be unable to meet its obligations.
q)	Our obligation to adopt IFRS effective January 1, 2011, may impact the calculation of certain defined terms and covenants under the indentures governing the Notes and our existing notes.
          Effective January 1, 2011, we will adopt IFRS as published by the International Accounting Standards Board. On adoption, our financial position and results of operations reported in accordance with IFRS will differ compared to Canadian GAAP. Refer to page 25 for more details on the impacts of IFRS adoption.
r)	Enterprise Resource Planning (ERP) implementation
          The Company decided to modernize its financial information system with the implementation of an integrated Enterprise Resource Planning (ERP) system. The Company identified the risks associated with said project and adopted a step-by-step plan to address any risks related to the implementation process. The Company dedicated a project team and required corporate oversight with the appropriate skills and knowledge and retained the services of consultants to provide expertise and training. Supported by senior management and key personnel, the Company undertook a detailed analysis of its requirements during 2010 and in November of 2010 successfully completed a pilot project in one of its plant. The project team is now working on finalizing a detailed blueprint while firming up the deployment strategy for the next years along with the human and capital resources required for the project.

CASCADES — ANNUAL REPORT 2010 — MANAGEMENT’S DISCUSSION & ANALYSIS	37

SUPPLEMENTAL INFORMATION ON NON-GAAP MEASURES
          None of the following items is a measure of performance under Canadian GAAP: operating income before depreciation and amortization (OIBD), operating income and cash flow from operations. The Company includes OIBD, operating income and cash flow from operations because these elements are measures used by management to assess the operating and financial performance of the Company’s operating segments. Moreover, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, these measures do not represent, and should not be used as, a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, nor are they necessarily an indication of whether or not cash flow will be sufficient to fund our cash requirements. In addition, our definition of OIBD, operating income and cash flow from operations (adjusted) may differ from those of other companies. “Cash flow from operations (adjusted)” is defined as cash flow from operating activities, as determined in accordance with Canadian GAAP and excluding the change in working capital components.
          Operating income before depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items and cash flow from operations (adjusted) excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that adversely or positively affected its GAAP measures, and that the above-mentioned non-GAAP measures provide investors with a measure of performance that can be used to compare its results between periods without regard to these specific items. The Company’s measures excluding specific items have no standardized meaning prescribed by GAAP, nor are they necessarily comparable to similar measures presented by other companies, and therefore should not be considered in isolation.
          Specific items include charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gain or loss on sale of business units, unrealized gain or loss on financial instruments that do not qualify for hedge accounting, foreign exchange gain or loss on long-term debt and other significant items of an unusual or a non-recurring nature.
          Net earnings, a performance measure defined by Canadian GAAP, is reconciled below with operating income, operating income excluding specific items and operating income before depreciation and amortization excluding specific items:

	For the Years
	ended December 31
	2010	2009
	(in millions of Canadian dollars)
Net earnings	17	60
Net loss from discontinued operations	1	—
Non-controlling interest	3	(1)
Share of earnings of significantly influenced companies	(15)	(17)
Provision for income taxes	—	23
Foreign exchange loss on long-term debt and financial instruments	4	45
Gain on purchases of senior notes	—	(14)
Loss on long-term debt refinancing	3	17
Financing expense	109	101

Operating income	122	214
Specific items
Losses on disposal and others	8	1
Impairment loss	49	46
Closure and restructuring costs	1	12
Unrealized loss (gain) on financial instruments	6	(26)

	64	33

Operating income — excluding specific items	186	247
Depreciation and amortization	212	218

Operating income before depreciation and amortization — excluding specific items	398	465

CASCADES — ANNUAL REPORT 2010 — MANAGEMENT’S DISCUSSION & ANALYSIS	38

          The following table reconciles net earnings and net earnings per share with net earnings excluding specific items and net earnings per share excluding specific items:

			Net earnings (Loss)
	Net earnings (Loss)		per share[1]
	For the Years		For the Years
	Ended December 31		Ended December 31
	2010	2009	2010	2009
	(In millions of Canadian dollars,
	except amount per share)
As per GAAP	17	60	$0.18	$0.61
Specific items
Net loss from discontinued operations	1	—	$0.01	—
Losses on disposal and others	8	1	$0.06	—
Impairment loss	49	46	$0.38	$0.35
Closure and restructuring costs	1	12	$0.01	$0.09
Unrealized loss (gain) on financial instruments	6	(26)	$0.06	$(0.19)
Loss on long-term debt refinancing	3	17	$0.02	$0.11
Gain on purchases of senior notes	—	(14)	—	$(0.13)
Foreign exchange loss on long-term debt and financial instruments	4	45	$0.03	$0.40
Share of earnings of significantly influenced companies	(9)	(5)	$(0.10)	$(0.05)
Adjustment of statutory tax rate	—	(6)	—	$(0.06)
Tax effect on specific items	(17)	(20)

	46	50	$0.47	$0.52

Excluding specific items	63	110	$0.65	$1.13

1	Specific amounts per share are calculated on an after-tax basis.
          The following table reconciles cash flow from operations (adjusted) with cash flow from operations (adjusted) excluding specific items:

	For the Years
	Ended December 31
	2010	2009
	(In millions of Canadian dollars)
Cash flow provided by operating activities	232	357
Changes in non-cash working capital components	17	(52)

Cash flow (adjusted) from operations	249	305
Specific items, net of current income tax
Losses on disposals and others	7	1
Loss on refinancing on long-term debt	3	13
Closure and restructuring costs	1	8

Excluding specific items	260	327

          The following table reconciles cash flow provided by operating activities with operating income and operating income before depreciation and amortization:

	For the Years
	Ended December 31
	2010	2009
	(In millions of Canadian dollars)
Cash flow provided by operating activities	232	357
Changes in non-cash working capital components	17	(52)
Depreciation and amortization	(212)	(218)
Current income taxes	28	30
Financing expense	109	101
Loss on long-term debt refinancing	3	13
Losses on disposal and others	(1)	(1)
Impairment loss and other restructuring costs	(49)	(50)
Unrealized gain (loss) on financial instruments	(6)	26
Other non-cash adjustments	1	8

Operating income from continuing operations	122	214
Depreciation and amortization	212	218

Operating income before depreciation and amortization	334	432

CASCADES — ANNUAL REPORT 2010 — MANAGEMENT’S DISCUSSION & ANALYSIS	39